

ACTION
ACTION COLLECTABLES, THE CHOICE of CHAMPIONS
2004

Action Performance Companies, Inc.

2004 Annual Report



Letter to Shareholders

To my fellow shareholders:

2004 was a year where we worked harder than we ever have before, yet the company produced disappointing financial results. In 2005, we are going to have to work smarter.

During the course of 2004, it became clear that the way Action had been doing business in the past was no longer working and changes were needed. In response to the need for change, we have made adjustments to personnel and are implementing a number of new operational initiatives. We promoted Melodee Volosin to our Chief Operating Officer. Melodee has a great deal of experience at Action; she knows our business and is well respected in our industry. We look for her to bring leadership and oversight to all of our channels of distribution. Another change in our organization was to bring in David Riddiford as CFO. David comes to us from The Dial Corporation. Aside from being a top line executive, his experience in assisting with The Dial Corporation's turnaround will only be beneficial to Action. Our Board of Directors elected Herb Baum as our lead director. This reflects Action Performance Companies, Inc.'s commitment to strong Corporate Governance. Herb is a businessman and a person who I greatly respect, and I look forward to working closely with him to turn our company around.

I believe with these positive changes we have the right team in place to do the hard work necessary to turn Action around and bring it back to producing the kind of financial results that we have enjoyed in the past.

Important initiatives that we will be focusing on for 2005 are improving the pricing and health of the die-cast collector market by limiting the size and varieties of our production runs and delivering that product into the market in a timely and measured manner. In addition, we need to improve our distribution model to make it more efficient, give us better visibility to what is happening at the retail dealer level, and improve our speed to market. We have yet to reach the potential in retail markets outside of our traditional dealer marketplace. This is a key initiative, as we believe we still have plenty of ability to grow our Winner's Circle, Funline, and Trevco brands as we work to restore our collector business to health. Importantly, these markets can provide an excellent opportunity to reach the casual NASCAR fan and potentially introduce them to the hobby of collecting die-cast. Finally, we will work to improve our cost structure as we eliminate redundant efforts across the organization and leverage the full size and capabilities of Action Performance Companies, Inc. For 2005, profits will be our singular focus.

I believe that Action has great potential, and we are all committed to achieving success. We compete in a great market. NASCAR is a popular sport and ready to expand into Mexico with a Mexico City race and Canadian distribution to follow. Action will be there to capitalize on these markets. There are some great new sponsors such as FedEx and premium liquor beverage companies coming into the sport next year, and we know they will give us additional sales and marketing opportunities.

Action's trackside sales, supported by a better economy and the newly created Chase for the NASCAR Nextel Cup, were up for the last nine races of the 2004 season. These indications, plus our unmatched licenses and a new management approach, are good signs for Action in 2005. Now it is up to us to work not only harder, but smarter to return the results that our shareholders deserve.

Thank you,

Fred W. Wagenhals
Chairman, President, and Chief Executive Officer
Action Performance Companies, Inc.


Net Sales
in thousands
$257,996
$323,237
$406,558
$369,458
$344,330
'00 '01 '02 '03 '04


Net Income (Loss)
per common share, assuming dilution
$(3.52)
$1.90
$2.41
$1.33
$0.03
'00 '01 '02 '03 '04


Total Debt
in thousands
$109,278
$57,420
$40,783
$34,992
$15,891
'00 '01 '02 '03 '04


Total Shareholders' Equity
in thousands
$102,718
$159,826
$229,388
$261,593
$260,627
'00 '01 '02 '03 '04

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

Commission file number 0-21630

ACTION PERFORMANCE COMPANIES, INC.

(Exact Name of Registrant as Specified in Its Charter)

ARIZONA	86-0704792
(State of Incorporation)	(I.R.S. Employer Identification No.)

1480 South Hohokam Drive
Tempe, Arizona 85281
(602) 337-3700
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes X No __

The aggregate market value of Common Stock held by nonaffiliates of the registrant (16,477,322 shares) based on the closing price of the registrant's Common Stock as reported on the New York Stock Exchange on March 31, 2004, which was the last business day of the registrant's most recently completed second fiscal quarter, was $251,608,707. For purposes of this computation, all officers, directors and 10% beneficial owners of the registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors or 10% beneficial owners are, in fact, affiliates of the registrant.

As of December 10, 2004, there were outstanding 18,468,848 shares of registrant's common stock, par value $.01 per share.

Documents incorporated by reference: Portions of the registrant's definitive Proxy Statement for the 2005 Annual Meeting of Shareholders are incorporated by reference into Part III of this Report.

ACTION PERFORMANCE COMPANIES, INC.

ANNUAL REPORT ON FORM 10-K

FISCAL YEAR ENDED SEPTEMBER 30, 2004

TABLE OF CONTENTS

Statement Regarding Forward-Looking Statements

The statements contained in this report on Form 10-K that are not purely historical are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements regarding our expectations, anticipation, intentions, beliefs, or strategies regarding the future. Forward-looking statements also include statements regarding revenue, margins, expenses, and earnings analysis for fiscal 2005 and thereafter; our strategy to cultivate new and existing license agreements, improve and expand the collectable die-cast marketplace, enhance our distribution model, improve our cost structure, and enhance existing and introduce new products; and the success of particular product or marketing programs. All forward-looking statements included in this report are based on information available to us as of the filing date of this report, and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Among the factors that could cause actual results to differ materially are the factors discussed in Item 1, "Business - Risk Factors."

PART I

ITEM 1. BUSINESS

Introduction

We are the leading designer and marketer of licensed motorsports products related to NASCAR, including die-cast scaled replicas of motorsports vehicles, apparel, and memorabilia. NASCAR is the most prominent motorsports sanctioning body in the United States and sanctions the Nextel Cup (formerly Winston Cup) series of stock car races. We currently have exclusive license agreements with many of the most recognized names in NASCAR. We also design and sell products relating to other motorsports, including racing sanctioned by the NHRA, Formula One, the IRL, IROC, and the World of Outlaws. We distribute our products through a broad range of channels, including a network of wholesale distributors, leading mass-market retailers, mobile trackside stores, QVC, and our members-only collectors' club catalog. Sales of our products related to NASCAR represented approximately 70% of our revenue during fiscal 2004, down from 80% in 2003, in part as a result of the Funline acquisition (See "Recent Acquisitions").

We focus on securing long-term license agreements with top motorsports drivers and team owners. These license agreements generally provide us with an exclusive right to market certain die-cast, apparel, and other products bearing the driver's name, likeness, and image for periods typically ranging from six to ten years. Racing fans are interested in purchasing products associated with top drivers and team owners. As a result, we believe these license agreements provide us with a significant competitive advantage.

We derive approximately 40% of our revenue from sales of licensed die-cast scaled replicas of motorsports vehicles in the collectible and mass-merchant retail markets. In the United States, we market our Action Racing Collectables, AP, Revell, and Brookfield Collector's Guild collectible die-cast brands primarily through our network of wholesale distributors. We market our Winner's Circle NASCAR die-cast and Funline brand stylized die-cast products to mass-merchant retailers and our RCCA brand though our collectors' club, which is managed by QVC. In Germany, we market our Minichamps collectible die-cast brand primarily through a worldwide network of wholesale distributors.

We derive approximately 45% of our revenue from sales of licensed apparel, gifts, and memorabilia. These products are marketed in the United States primarily under our Chase Authentics brand, Trevco brand, and Winner's Circle brand. We market our Chase Authentics brand products through wholesale distributors and our Winner's Circle brand products to mass-merchant retailers.

We derive approximately 15% of our revenue from trackside sales in the United States. We market Chase Authentics brand apparel and memorabilia and Action Racing Collectables brand die-cast at mobile trackside stores. Approximately 90% of our trackside sales are derived from the sale of apparel and memorabilia.

In this report, we refer to various distinct segments of motorsports racing, including the National Association of Stock Car Auto Racing, or NASCAR; the National Hot Rod Association, or NHRA; Formula One; the Indy Racing League, or IRL; and International Race of Champions, or IROC; and the World of Outlaws.

Our fiscal year ends September 30. In this report, unless otherwise noted, "2004", "2003", "2002", "2001", and "2000", refer to our fiscal years.

Our website is located at www.action-performance.com. Through our website, we make available free of charge our annual reports on Form 10-K, our proxy statements, our quarterly reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) under the Securities Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission. We also post on our website the charters of our Audit, Compensation, and Nominating/Corporate Governance Committees; our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials contemplated by SEC or NYSE regulations. The documents are also available in print to any shareholder who requests them by contacting our corporate secretary at the company offices.

The Motorsports Industry

Motorsports is one of the fastest growing spectator sports in the United States. Racing formats in the United States include, among others, NASCAR, NHRA, IRL, IROC, and World of Outlaws.

The most popular auto racing format in the United States is stock car racing, the racing of specially equipped standard passenger automobiles. The most prominent stock car sanctioning organization is NASCAR, which was founded and developed in the late 1940's in the southeastern United States. Today, NASCAR operates three primary racing series: The Nextel Cup (formerly Winston Cup), the Busch Grand National, and the Craftsman Truck Series, each with races throughout the United States. Of these, the Nextel Cup, which in the 2004 season consisted of 39 televised events, is the most popular in terms of attendance and television viewership. The Busch series included 34 racing events in the 2004 season, and the Craftsman Truck series included 25 events. We focus our product offerings on the Nextel Cup (formerly Winston Cup) items. Busch series and Craftsman Truck series product offerings are limited primarily to promotional items.

Sales of our products related to NASCAR represented approximately 70% of our revenue during fiscal 2004. Based on television viewership and trackside attendance, motorsports racing is one of the most attended and most watched professional sports in the world. Over the last three years, network television ratings for the Nextel Cup series have consistently ranged between 5.4 and 5.7 and cable television ratings have consistently ranged between 4.3 and 4.5. NASCAR is the second most watched regular season sport, second only to the NFL. NASCAR Nextel Cup viewership is approximately 8 million per event. Over the last three years, network television ratings for the Busch series have consistently ranged between 2.1 and 2.2 and cable television ratings have consistently ranged between 1.3 and 1.6. The NASCAR Busch Series' viewership is approximately 2 million per event.

Since 2000, new speedways have been opened in the Kansas City and Chicago metropolitan areas. These new speedways are bringing NASCAR and other major motorsports events to new geographic markets with much larger population bases than many of the traditional NASCAR venues located in the southeastern United States, further expanding the awareness of NASCAR racing. In addition NASCAR has been moving events from tracks in a geographic market with a smaller population base to tracks in geographic markets with a larger population base, such as Phoenix International Raceway and Texas Motor Speedway.

In June 2003, NASCAR changed the name of its top racing series from the "Winston Cup" to the "Nextel Cup." The change was the result of NASCAR signing Nextel as the sponsor of its top series for a 10-year period, starting with the 2004 season.

According to NASCAR research, NASCAR boasts more Fortune 500 primary and major associate sponsors than any other sport in the United States and NASCAR ranks fourth in major sports licensed product sales, reporting an estimated $2.1 billion in calendar 2003. The demographic profiles and loyal fan bases in motorsports have attracted significant corporate sponsorship to many aspects of the motorsports industry. Sponsors support racing team and venue operations, seek driver endorsements, and sponsor major media coverage of motorsports. Major corporate sponsors of motorsports include the major automobile manufacturers, consumer product companies, and nationally recognized retail organizations.

We believe that the long-term nature of the broadcast contracts will provide the incentive for networks to promote events heavily to increase ratings, further the reach of NASCAR popularity into less penetrated markets, and accelerate corporate sponsorship.

Our Competitive Strengths

We believe our leading market position is a result of the following competitive strengths:

Ability to Attract Additional Licensors and Distribution Partners

Our position as the leading designer and marketer of NASCAR-related motorsports products enhances our appeal to new and existing licensors and distribution partners. We believe our market-leading position enables us to maintain advantageous license agreements with existing licensors and to secure new license agreements with up-and-coming drivers; to enhance our distribution channels; to secure additional shelf space in mass-retail establishments; and to conduct successful special promotional programs.

License Agreements

We have exclusive license agreements with many of the most recognized names in NASCAR, such as the Estate of Dale Earnhardt Sr., Dale Earnhardt Jr., Jeff Gordon, Dale Jarrett, Bobby Labonte, Tony Stewart, Rusty Wallace, and various other drivers and teams. These license agreements generally provide us with an exclusive right to market certain die-cast, apparel, and other products bearing the driver's name, likeness, and image for periods typically ranging from six to ten years. Racing fans generally are interested in purchasing products associated with top drivers and teams. As a result, we believe these license agreements provide us with a significant competitive advantage.

Significant Design and Development Expertise

We have significant expertise in product design and in the development of innovative marketing and special promotional programs for our drivers, teams, and large corporate sponsors. This expertise enables us to offer products with significant customer appeal, to develop innovative marketing campaigns and special promotional programs to promote the sale of our products, and to attract additional consumer interest and revenue opportunities for our licensors and the corporate sponsors of our promotional programs.

High Quality and Authenticity

Our well-recognized brands are known for high quality and authenticity, providing us with a solid base of existing customers as well as an attractive platform to launch new products. We believe that the significant time and effort we devote to the quality and authenticity of our products enhances their appeal and attractiveness to motorsports fans.

Broad Distribution

We have established a broad range of distribution channels through which our products are marketed, including a network of wholesale distributors that sell to thousands of specialty retailers; leading mass-market retailers, including Wal-Mart, Kmart, Target, and Toys "R" Us; mobile trackside stores; QVC; our collectors' catalog club; and the goracing.com Internet site.

Highly Scalable Operating Model

Our operating model allows us to service higher levels of sales with limited increases in operating expenses and capital investment. The principal elements of this operating structure include the following:

- NASCAR die-cast unit manufacturing costs are largely fixed due to outsourcing under fixed-price contracts.
- Royalties are paid generally as a percentage of sales, although often subject to guaranteed minimums.
- Due to our agreements with distributors and QVC, incremental volume does not proportionately increase our operating expenses.
- Research and development is limited to basic design and engineering.
- Capital expenditures are principally limited to tooling for die-cast.
- Functions, such as manufacturing and others outside of our core skills, are generally outsourced.

This model allows us to focus on our core strengths, which are the design and marketing of motorsports products and innovative programs that appeal to motorsports fans. Because we strive to structure our operations, so that many of our operating expenses are fixed, increases in sales generally will result in increased operating margins. We can limit advertising expenditures and still increase revenues given the nature of our licensed products.

Our Growth Strategy

Our objective is to grow by leveraging our competitive strengths to maximize our business opportunities resulting from the continued growth and popularity of motorsports in general, and NASCAR in particular. Key elements of our strategy include the following:

Capitalizing on Existing License Agreements and Cultivating New License Agreements

We intend to capitalize on our existing license agreements and cultivate new relationships with up-and-coming drivers and teams to assure we continue to have the leading portfolio of license agreements. We currently have license agreements with many of the leading racecar drivers, car owners, manufacturers, sanctioning bodies, racetrack operators, and corporate sponsors. These license agreements enable us to design and sell distinctive products that appeal to motorsports enthusiasts. We believe that these relationships provide us with a competitive advantage.

Improve and Expand the Collectable Die-cast Marketplace

We plan to increase the sales of our die-cast products while enhancing their value as collectibles. This strategy will involve limiting the variety and size of production runs of individual products, and better matching product supply and demand. We also plan to increase our consumer marketing activities at the retail level in order to increase customer demand, increase sales at the dealer level, speed the velocity of our products through our distribution channels, and introduce new consumers to NASCAR–themed products and the attractiveness of the hobby of collecting die-cast products.

Enhance our Distribution Model

We plan to broaden the distribution reach of our Winner's Circle brand, which currently is distributed through mass-merchant retailers, such as Wal-Mart, Kmart, and Target. We intend to sell more products through our existing mass-merchant retail customers and through additional mass-merchant retail customers. In addition, we intend to enlarge our distribution network in high foot traffic retail outlets, such as department stores, drug stores, grocery stores, dollar stores, club stores, and auto parts stores.

We believe that the sale of our products through a wide range of retail outlets will enhance our ability to reach "casual" NASCAR fans who may not visit specialty hobby stores or attend NASCAR race events. In addition, we intend to utilize our value priced Winner's Circle die-cast products as a low-cost introduction to the hobby of collecting die-cast and to migrate a portion of those buyers to our premium ARC and Elite products.

We currently distribute our wholesale die-cast collectable products through a 15-member distributor group that in turn distributes these products at the retail dealer level. We plan to take steps to make our wholesale distribution channel more efficient in order to reduce overall costs, gain better visibility at the dealer level, and improve our speed to market.

Improve Cost Structure

We plan to reduce our costs. This includes consolidating redundant functions across our various subsidiaries, pooling the purchase of like goods on a company-wide basis to achieve cost advantages, and keeping tight controls on discretionary spending of all kinds.

Our goal is for selling, general, and administrative expenses to grow at a rate lower than the sales growth rate of our company.

Continuing to Enhance Existing and Introducing New Products

We continually seek to enhance our existing products and to introduce new products that appeal to motorsports enthusiasts. During the last three years, we have launched several new products, such as die-cast replicas of raced versions of motorsports vehicles, replica die-cast engines, and a NASCAR gift line. We added the existing product lines of the acquired entities and intend to expand each of the acquired product lines by adding NASCAR-licensed product.

Recent Acquisitions

In June 2002, we acquired Trevco Trading Corp. Trevco designs and distributes primarily licensed seasonal gift products, including products under NASCAR driver and team licenses. Products are produced by a contract manufacturer in China and sold on a direct import basis, by both in-house and independent sales representatives to mass retailers, many of which were not our customers historically. We have entered into a long-term outsourcing agreement with Trevco's contract manufacturer to continue current production and to design and produce future product lines. We have enhanced the historical product line with our licenses and sell those products to mass-merchant retailers and through our domestic distributors. We believe we broadened our management depth in gift design, procurement, and marketing with this acquisition.

In July 2002, we acquired terry and golf product businesses, which operate as McArthur Towel and Sports, Inc. McArthur distributes terry and golf products primarily to specialty retailers and institutions. A portion of the acquired product line is decorated with team logos under licenses with professional teams in the National Football League, National Hockey League, National Basketball Association, Major League Baseball, Professional Golf Association, and colleges and universities. We distribute the products to teams for in-stadium promotions and to specialty and mass-merchant retailers, golf pro shops, and other organizations that promote and sponsor events with licensed premiums and gifts. We are expanding the existing products by designing and producing similar specialty licensed products with our licensed NASCAR driver and team logos and images. We are also designing and distributing to the specialty retailers die-cast decorated with team logos under licenses with professional teams. We also believe the acquisition allowed us to broaden our management depth in corporate promotions.

In September 2002, we acquired a producer of premium leather jackets and other apparel, which we operate as Jeff Hamilton Collection, Inc. In connection with the acquisition, we purchased the "Jeff Hamilton" marks. A portion of the product line is decorated with team logos under licenses with the National Basketball Association, National Football League, and other major sports leagues. The product is marketed primarily to specialty fashion and other "upstairs retail" channels. In the fourth quarter of 2004, we determined the Jeff Hamilton operation should be managed as a product line of our existing apparel operations and not as a stand-alone subsidiary. In 2005, we will be integrating the related operations into our existing apparel operations. In 2005 we also intend to expand the Jeff Hamilton product line by leveraging our existing NASCAR licenses into new, high-margin apparel. At September 30, 2004, we had intangibles totaling $4.3 million related to the Jeff Hamilton marks. Our ability to recover these marks is dependent on the success of the integration and the new NASCAR line.

In September 2003, we acquired Funline Merchandise Co., Inc., a distributor of stylized non-NASCAR motorsports die-cast. Funline distributes Muscle Machines, Jesse James WEST COAST CHOPPERS(TM), and other popular die-cast collectible vehicles. Funline distributes its products primarily to the mass-merchant retail market. Since these products are sold at lower price-points than our NASCAR die-cast product lines, we intend to use the Funline products and price points with our existing distribution channels. We are expanding the existing products by designing and distributing similar stylized die-cast vehicles with our licensed NASCAR driver and team logos and images to sell in other distribution channels. We believe we have enhanced our product line as a result of the acquisition. We also believe the acquisition allowed us to broaden our management depth in dealing with product design and trade processes in China.

Licenses

We focus on developing long-term relationships with, and we engage in comprehensive efforts to license, popular drivers, team owners, and other personalities in each top racing category, their sponsors, various sanctioning bodies, and others in the motorsports industry. Through these licensing efforts, we develop opportunities to market innovative products that appeal to motorsports enthusiasts. We believe that our license agreements with top racecar drivers and other licensors significantly enhance the consumer appeal and marketability of our products. By aligning our company with top racing personalities and providing them with a broad range of revenue opportunities, we believe that we will be able to leverage those relationships to attract additional licensors in order to generate increased revenue for our company as well as increased earnings for the licensors.

Significant Driver License and Endorsement Agreements; Significant Team Owner Licenses

We have long-term license agreements with former NASCAR Winston Cup Points champions Dale Earnhardt, Jeff Gordon, Dale Jarrett, Bobby Labonte, Tony Stewart, Rusty Wallace, and 13-time NHRA Funny Car champion John Force. These licenses generally provide us with a right of first refusal to market certain die-cast, apparel, and other products bearing the driver's name and likeness. The license agreements also generally provide that, to the extent that we exercise our right of first refusal, the driver will not personally market and will not permit others to market, through the same channels of distribution used by our company, any products bearing the driver's likeness that are the same or similar to products marketed by our company. Each of the license agreements requires us to pay the licensor royalties based on a percentage of the wholesale or retail price of licensed products that we sell. Certain of the license agreements also provide for minimum guaranteed royalty payments each year during the term of the agreement. Certain of these license agreements give the licensors the right to terminate or significantly shorten the term of the agreements if our business is sold or transferred or if there is a significant change in our management team.

We also have personal service and endorsement agreements with popular racecar drivers. During the term of the endorsement agreements, we have the right to use the driver's name, likeness, signature, and endorsement in connection with the advertisement, promotion, and sale of the die-cast collectibles and other products approved by the driver and marketed by our company.

We also have license agreements with several of the most popular NASCAR race car team owners, including Chip Ganassi Racing with Felix Sabates; Dale Earnhardt, Inc. and The Estate of Dale Earnhardt, Inc.; Evernham Motorsports, LLC; Hendrick-Gordon Licensing, LLC, which is the licensing entity for Hendrick Motorsports, Inc. and JG Motorsports, Inc.; Redline Sports Marketing, Inc., which is the licensing entity for the Joe Gibbs race teams; Richard Childress Racing Enterprises, Inc.; and Robert Yates Racing, Inc. The team owner licenses provide us with either the exclusive right or a right of first refusal to market certain products bearing the likeness and number of each owner's NASCAR cars and other racing vehicles. To the extent that we exercise our right of first refusal, the team owner licenses provide that the licensor will not permit others to market, through the same distribution channels used by our company, any of the licensed products. Certain of the team owner licenses also provide that the licensors will not directly market any of the licensed products through such channels. Each of the license agreements with the team owners requires us to pay the licensor royalties based on a percentage of the wholesale or retail price of licensed products that we sell. Certain of the license agreements also provide for minimum guaranteed royalty payments to the licensors.

The following table sets forth certain information with respect to the license or personal service agreements with the drivers and team owners described above:

Licensor	Driver	Expiration Date
The Estate of Dale Earnhardt and Dale Earnhardt, Inc.	Dale Earnhardt	November 7, 2011
Hendrick-Gordon Licensing, LLC (1)	Jeff Gordon Jimmie Johnson (1)	December 31, 2010
Rusty Wallace and Rusty Wallace, Inc.	Rusty Wallace	December 31, 2007
John Force Racing, Inc.	John Force	December 31, 2007
Robert Yates Racing, Inc.	Dale Jarrett Elliott Sadler	December 31, 2017
Richard Childress Racing Enterprises, Inc.	Kevin Harvick Jeff Burton Dave Blaney	May 23, 2012
Redline Sports Marketing, Inc. (Joe Gibbs race teams)	Bobby Labonte Tony Stewart Jason Leffler	December 31, 2006
Dale Earnhardt, Inc.	Dale Earnhardt, Jr.	December 31, 2005
Evernham Motorsports, LLC	Bill Elliott, Jr. Jeremy Mayfield Kasey Kahne	May 23, 2012
Chip Ganassi Racing with Felix Sabates	Sterling Marlin Casey Mears Jamie McMurray	December 31, 2011

(1) We hold a license with JG Motorsports, Inc. through December 31, 2005, for Jeff Gordon product. The license with Hendrick-Gordon Licensing, LLC begins January 1, 2006. The license with Hendrick-Gordon Licensing, LLC provides additional rights with regard to Jimmie Johnson product and other Hendrick Motorsport drivers. Prior to January 1, 2006, we do not have an exclusive long-term license for Jimmie Johnson product.

Additional Product Licenses

We maintain other licenses with various other drivers, car owners, sponsors, and manufacturers, including other NASCAR drivers, on a non-exclusive basis, NHRA drivers and teams, Formula One teams, Ford Motor Company, several divisions of General Motors Corp., and Daimler-Chrysler. We also maintain licenses for some products with professional sports organizations, such as the National Basketball Association, National Football League, National Hockey League, Major League Baseball, and various professional sports franchises and collegiate sports teams. We maintain a license with Payupsucker, Inc., the licensing entity for Jesse James, under which we make WEST COAST CHOPPERS(TM) vehicles.

Other License Agreements

We have a license agreement with Revell-Monogram, Inc. that gives us the exclusive right to use the "Revell Racing," "Revell Select," and "Revell Collection" trademarks in connection with sales of NASCAR, NHRA, and certain other motorsports-related die-cast collectibles in the United States and Canada. The license also gives us an exclusive right to use the Revell trademarks described above in connection with NASCAR, NHRA, and certain motorsports-related die-cast products. The term of the Revell license runs through December 31, 2007, at which time we may automatically extend for successive one-year terms if sales exceed $12 million annually.

We have a license agreement with NASCAR that gives us the non-exclusive right to use the "NASCAR" name and logo on all of our NASCAR-related products and product packaging as well as on related sales, marketing, and promotional materials. We pay NASCAR royalty payments based on a percentage of the wholesale or retail price of licensed products that we sell. The license agreement had an original expiration of October 7, 2003, with respect to licensed products that bear both the NASCAR mark and the name, image, or likeness of a NASCAR driver, team, or track, automatically renewed for a five year period beginning October 7, 2003, and automatically renews for an additional five-year period beginning October 7, 2008, unless there is an event of default, as defined in the license agreement.

Our license agreement with VF Imagewear (east), Inc. (VFI), formerly VF Knitwear, gives VFI the right to use the Chase brands in a variety of retail distribution channels. In some distribution channels, VFI has the exclusive right to use certain of the Chase brands. VFI pays us royalties based on its sales of Chase-branded apparel. VFI pays us a higher royalty in those distribution channels where its rights are exclusive. The license agreement expires on December 31, 2008, subject to VFI's right to extend the agreement for two successive five-year terms.

Products

Our principal products are NASCAR-related die-cast scaled replicas of actual motorsports vehicles, apparel, and memorabilia. We added seasonal gifts, leather jackets, terry products, and stylized die-cast motorsports vehicles to our product lines through acquisitions in 2002 and 2003.

Die-cast

We design our collectible die-cast products as high-quality collectible items. We design and market replicas of motorsports-related vehicles that are constructed using die-cast bodies and chassis with free-spinning wheels and tires. The die-cast replicas that we offer in the United States relate principally to the NASCAR Nextel Cup (formerly Winston Cup) and NHRA drag racing. In Germany, we offer Formula One and high-end auto manufacturer die-cast replicas. Since our September 2003 acquisition of Funline, we also offer stylized non-NASCAR motorsports die-cast.

Our die-cast replicas are scaled replicas of actual racing vehicles, pit wagons, trucks and trailers, and vehicle transporters. We produce our die-cast replicas to a reduced scale of the actual size of the vehicle, ranging from scales of 1:9 to 1:96, with the predominant scales being 1:24 and 1:64. Many of our die-cast replicas include features, such as opening hoods and trunks, detailed engines, and working suspensions. We also devote a significant amount of time and effort to the production of our die-cast replicas to assure that the resulting products display a level of quality and detail that is superior to competing products.

We sell approximately 90% of our die-cast replicas on a wholesale basis. At retail, our die-cast replicas price ranges vary depending on size, type of vehicle, and level of detail. Our 1:24 scale product is priced at retail at prices ranging from approximately $40.00 to $120.00, with most product retailing at prices of $60.00 to $70.00. We offer our die-cast replicas primarily through our wholesale distributor network to specialty retailers, our collectors' club, and direct response television through our relationship with QVC, our trackside stores, and special promotional programs.

We enhance the collectible value and appeal of our products through various measures. These measures include the following:

- designing die-cast collectibles that include features that are not offered by our competitors;
- limiting the quantities of each collectible item that we produce and sell;
- specifying, on certain products themselves and on the packaging material of certain other die-cast collectibles, the quantity of that limited-edition item actually produced;

- offering certain items for specified periods only through our collectors' club; and
- designing packaging concepts to improve the display of each collectible item.

We design and market licensed miniature die-cast replicas for the mass-merchant retail market through our Winner's Circle brand of products. Our Winner's Circle die-cast products range in price at retail from $5.00 to $20.00, depending on size, type of vehicle, and level of detail.

We believe that our presence in the mass-merchant retail die-cast market furthers our strategy to expand our presence in licensed die-cast racecar replica marketing channels and expands our line of licensed motorsports merchandise for mass-merchant retail customers to include both die-cast products and apparel. Prior to our acquisition of the Winner's Circle brand and related die-cast inventory and tooling from Hasbro Inc. in May 2001, we licensed to Hasbro the rights to produce specific motorsports-related products for sale in the mass-merchant retail market. The mass-merchant retail market die-cast products manufactured and marketed under the Winner's Circle brand are distinct from and are designed not to compete directly with our limited edition motorsports die-cast collectible products.

The Funline die-cast product line, acquired in late 2003, has been designed and marketed for the mass-merchant retail market and ranges in price at retail from $2.00-$20.00, depending on size, type of vehicle, and level of detail. The Funline product line includes hot-rod cars, monster trucks, motorcycles, military vehicles, and choppers in scales ranging primarily from 1:5 to 1:64 scales.

Apparel and Memorabilia

We design and market various licensed motorsports apparel, including tee shirts, jackets, hats, and memorabilia, such as coffee mugs, ornaments, towels, key chains, and tote bags. Each of these products generally features the name, likeness, image, and car number of a popular racecar driver or other licensed logos and images.

Our licensed motorsports apparel items utilize creative designs that are printed or applied to high-quality shirts, hats, jackets, and other products. We design and sell our motorsports apparel products in a wide range of styles and sizes. We distribute our apparel and memorabilia products to mass-merchant retailers, through mobile trackside stores, and to wholesale distributors.

We sell Winner's Circle branded apparel to mass-merchant retailers. Most of our apparel that is sold in other distribution channels bears our "Chase" brand marks, including "Chase Authentics" and a stylized "C," which is generally embroidered on the shirt cuff or pocket. NASCAR drivers, including Jeff Gordon, Dale Jarrett, Bobby Labonte, Terry Labonte, and Rusty Wallace, have agreed, subject to certain exceptions, to assure that licensed apparel products bearing their names, likeness, or signatures will also bear "Chase" brand marks. These drivers have also agreed to endorse Chase-branded apparel as the exclusive trackside apparel of the top NASCAR drivers.

Sales and Distribution

We distribute our products through a broad range of channels, including a network of wholesale distributors, leading mass-market retailers, our collectors' club, QVC, and mobile trackside stores. We advertise our die-cast collectibles in newspapers and magazines covering motorsports and the collectibles markets. We also take measures to increase consumer awareness of our products through radio and television advertising targeted at programs of interest to motorsports enthusiasts.

Wholesale Distribution Network

Die-cast collectibles, apparel, and memorabilia products are marketed on a wholesale basis through distributors. Virtually all of the products of our U.S. operations are distributed by 15 U.S. distributors to dealers in the United States and Canada. The products of our German operations are distributed worldwide through a network of 48 distributors operating in 45 countries throughout the world. The distributors solicit orders for our die-cast and apparel products from thousands of specialty retailers throughout the United States and thousands of specialty retailers in other countries throughout the world. The retailers include stores specializing in motorsports collectibles and apparel, stores specializing in other sports collectible items, and a limited number of hobby shops.

Mass-Merchant Retailers

Our in-house sales force and independent representatives market our Winner's Circle die-cast products on a wholesale basis to major discount and department stores, such as Wal-Mart, Kmart, Toys "R" Us, and Target. We also utilize our in-house sales force and independent representatives to market motorsports apparel and memorabilia products on a wholesale basis to the same discount and department stores and to automotive retail stores and convenience stores.

Collectors' Club

We market certain of our die-cast collectibles, for exclusive periods, through our collectors' club. Club members pay a lifetime membership fee to QVC that entitles them to receive a membership kit and monthly catalogs. The collectors' club has approximately 80 thousand active members who have made a purchase in the last year.

Under a ten-year outsourcing and exclusive supply agreement, QVC assumed responsibilities for the day-to-day marketing and distribution operations of our collectors' club in 2001. Under the agreement, we retain ultimate control over the decision-making processes regarding pricing, production quantities, marketing, and promotion of the products to be sold to club members.

QVC Direct Response Television and Internet

We sell our products to QVC, which markets and sells our die-cast collectible products during a weekly television program on QVC called "For Race Fans Only." Viewers can order our products, which are generally products that we sell to our wholesale distributors, but have been specially produced and packaged, and are marked "For Race Fans Only."

We market our die-cast, apparel, and memorabilia products through our goracing.com Internet site, which serves as an online motorsports retail store. Through a ten-year agreement, QVC has assumed the day-to-day responsibility for operating and promoting our Internet site and processing online orders.

Mobile Trackside Stores

We operate approximately 30 fully equipped trackside stores to capitalize on the large base of potential customers that attend NASCAR-sanctioned races and other events throughout the United States. Some or all of our mobile trackside stores travel to each NASCAR Nextel Cup race (39 events in 2004) as well as to other selected racing events. Each mobile trackside store is decorated with the logos and color scheme of a particular racing team and driver and sells a complete assortment of licensed motorsports die-cast collectibles, apparel, and memorabilia dedicated to that team and driver. These mobile stores represent the only authorized trackside opportunities for racing enthusiasts to purchase motorsports products using the name and likeness of the driver and racing team featured in the store.

Promotional Programs

We develop, design, and implement special promotional programs that feature themes or events intended to reinforce brand and corporate awareness for sponsors and other entities, while increasing the market for our company's products. These promotions often involve the top drivers in a variety of motorsports series. We design and market a broad variety of specially designed die-cast vehicles, apparel, and memorabilia for these programs. For example, in association with DreamWorks, we designed racecars themed around "Shrek 2" that were raced in NASCAR and NHRA events during 2004.

In addition to our special promotional programs, we work with large corporate sponsors to design and create promotional programs aimed at increasing the awareness of their brands and encouraging consumers to purchase their products. We provide all levels of creative services (design, graphic layout, and advertising support) and have the capacity to produce a wide array of promotional products, such as die-cast replica racecars, tee-shirts, and hats. We also provide in-house marketing and distribution support for these promotional programs, including in-bound order processing and order fulfillment. For some programs, corporate sponsors use our products developed for their program as a free or low-cost award with the purchase of their own products, as sweepstakes offers, as employee gifts, or other promotions. We have successfully completed recent programs with NAPA Auto Parts and General Motors. The products that we develop and sell in conjunction with these programs generally are sold directly to the sponsors rather than through our usual distribution channels.

Design and Production

Die-cast Scaled Vehicles

We design each die-cast replica that we market. Many of our die-cast replicas include features, such as opening hoods and trunks, detailed engines, and working suspensions. We also devote a significant amount of time and effort to the production of our die-cast replicas to assure that the resulting products display a level of quality and detail that is superior to competing products. For example, we produce most of our die-cast replicas with pad printing instead of stickers or decals. Our mass-merchant retail die-cast replicas have fewer features than our die-cast replicas.

Our design artists take numerous photographs of the actual racing cars, trucks, and other vehicles to be produced as die-cast replicas. Working from these photographs, our artists and engineers use computer software to create detailed scale renderings of the vehicles. After approval of the rendering by the vehicle owner, driver, team sponsor, and other licensors whose approval may be required, we supply computerized renderings to one of our manufacturers in China. The manufacturer produces a sample or model, which we then inspect for quality and detail. After final approval, the manufacturer produces the die-cast replicas, packages them, and ships the finished products to us or, in certain instances, directly to our customers.

Virtually all of our die-cast replicas marketed in the United States are manufactured under an agreement with Early Light Industrial Co. Ltd., a manufacturer in China. We have had a relationship with Early Light since 1994. The term of the agreement currently extends through October 31, 2006 and automatically renews for five successive one-year periods unless terminated by either party by giving written notice to the other party at least 90 days prior to the end of the then-current term.

We own the tooling that Early Light uses to produce die-cast replicas for our company under the manufacturing agreement. We invested $7.5 million in 2004 for tooling used in manufacturing by Early Light. We believe the breadth and quality of the tooling program provides us with a competitive advantage in the motorsports collectible market.

We believe that Early Light is dedicated to high quality and productivity as well as support for new product development. There are significant risks, however, inherent in relying on a single manufacturer for a substantial portion of our die-cast products.

We source the die-cast collectibles marketed by our German operations from other manufacturers in China. We invested $7.0 million in 2004 for tooling used by these manufacturers. We currently do not have a formal, long-term agreement with any of these manufacturers.

We source the die-cast stylized vehicles marketed under the Funline brand from four manufacturers in China. We invested $7.2 million in 2004 for tooling used by these manufacturers. We have no formal, long-term agreements with any of these manufacturers. We are in the process of consolidating the manufacture of Funline product with Early Light.

Apparel and Memorabilia

We currently obtain substantially all of our licensed motorsports apparel and memorabilia products on a purchase order basis from approximately 200 third-party manufacturers and suppliers located primarily in the United States. The apparel and memorabilia suppliers present product ideas and artistic designs to us. We then select those products and artistic designs that we believe will appeal to motorsports enthusiasts and distinguish our apparel and memorabilia products from those of our competitors. We engage in a bidding process for certain items, such as embroidered hats or tee shirt blanks, in order to negotiate favorable prices and other terms. We also purchase and resell certain finished items, such as tote bags and coolers, from domestic and foreign companies under licenses with drivers and other licensors.

We work closely with the third-party apparel and memorabilia manufacturers in order to assure that products conform to design specifications and meet or exceed our quality requirements. We believe that a number of alternative manufacturers for each of these products are readily available in the event that we are unable to obtain products from any particular manufacturer. We own the tooling and dies used to manufacture certain of our motorsports consumer products. As we develop new motorsports apparel and memorabilia products that require specialized tooling, we intend to build or purchase the new tooling that will be required to permit the third-party manufacturers to produce those items.

In connection with our acquisition of Trevco Trading Corporation, we entered into a manufacturing agreement with a Hong Kong company, expiring in September 2006, for the manufacture and design of licensed ornaments, figurines, and other gifts.

Competition

Our motorsports die-cast products compete with similar licensed and unlicensed product, marketed as collectibles, and, to a lesser extent, marketed as toys. Our motorsports apparel and memorabilia compete with similar products sold or licensed by drivers, team owners, sponsors, and other licensors with which we currently do not have licenses as well as with sports apparel licensors and manufacturers in general, and with unlicensed products. Other companies also may increase their participation in our markets. Our promotional products compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards.

We believe that our relationships and licenses with top racecar drivers, car owners, and other popular licensors represent a significant advantage over our competitors in the motorsports collectible and consumer products industry. We strive to expand and strengthen these relationships and to develop opportunities to market innovative licensed collectible and consumer products that appeal to motorsports enthusiasts. Our ability to compete successfully depends on a number of factors both within and outside our control.

Intellectual Property

Our business depends upon valuable trademarks and other rights that we license from third parties. We regard our trademarks, trade dress, copyrights, and other intellectual properties as important to our success. Our intellectual property rights consist primarily of our trademarks, trade names, logos, and art. We have copyright protection for all original material that we produce to promote our products and services.

We have registered trademarks for certain of our "Action" names and logos, and our Winner's Circle, Chase, Trevco, Muscle Machines, and certain goracing.com brands. We have applied for federal registration in the United States for various other "Action" names and logos, as well as "goracing.com" and other marks.

Employees

As of September 30, 2004, we had approximately 590 full-time employees. We have experienced no work stoppages, and we are not a party to a collective bargaining agreement. We believe that we maintain good relations with our employees.

Executive Officers

The following table sets forth certain information regarding each of our executive officers.

Name	Age	Position Held
Fred W. Wagenhals	63	Chairman of the Board, President, and Chief Executive Officer
David M. Riddiford	39	Chief Financial Officer, Secretary, Treasurer, and Director
Melodee L. Volosin	40	Chief Operating Officer, Executive Vice President, and Director

Fred W. Wagenhals, founded our company during 1992, and has served as our Chairman of the Board, President, and Chief Executive Officer for more than five years.

David M. Riddiford has served as our Chief Financial Officer, Secretary, Treasurer, and Director since November 2004. Mr. Riddiford served from August 2001 until October 2004 as Senior Vice President and Treasurer of The Dial Corporation, a consumer goods company marketing a diversified line of consumer products under various brand names. The Dial Corporation was public until acquired by Henkel KgaA in March 2004. From 1998 to August 2001, Mr. Riddiford served as Vice President and Treasurer of The Dial Corporation.

Melodee L. Volosin has served as our Chief Operating Officer since August 2004, as our Executive Vice President - Sales since December 1999 and as a director since January 1997. Ms. Volosin served as our Vice President - Wholesale Division from September 1997 until December 1999.

Risk Factors

The following factors, in addition to those discussed elsewhere in this report, should be carefully considered in evaluating our company and our business.

Any decrease in popularity or growth rate of motorsports, and NASCAR racing in particular, could adversely affect our business, including our net sales.

The popularity of motorsports and its appeal to consumers have a significant effect on sales of our products. Motorsports competes for television viewership, event attendance, merchandise sales, and sponsorship funding with other sports, entertainment, and recreational events. The competition for the attention of consumers in the sports, entertainment, and recreation industries is intense. Sales of licensed merchandise related to NASCAR racing accounted for approximately 70% of our revenue during 2004. We expect that products related to NASCAR racing will continue to account for a significant portion of our revenue for the foreseeable future. As a result, the popularity of NASCAR sanctioned racing is critical to the success of our business. The popularity of NASCAR racing depends on many factors, including the extent and popularity of television coverage of NASCAR racing events. Any decrease in the popularity or growth rate of motorsports, and NASCAR racing in particular, could have a material adverse effect on our business, including our net sales.

If our existing license agreements are not profitable, or if we are unable to enter into profitable license agreements in the future or renew our existing profitable license agreements, our business could be adversely affected.

We market our products under license agreements with racecar drivers, team owners, sponsors, automobile and truck manufacturers, NASCAR, NHRA, and other entities. We believe these license agreements are critical to the consumer appeal and marketability of our products because most racing fans are interested in purchasing products associated with top drivers and teams. The license agreements vary in scope and duration, but generally authorize us to sell specified licensed products for designated periods of time. Some license agreements require us to pay minimum royalties or other fixed amounts regardless of the level of sales of the licensed products or the profitability of those sales.

The success of any particular license agreement depends on many factors, including the following:

- the reasonableness of the license fees under the applicable license agreement to revenue generated by sales of the licensed products under the agreement;

- the popularity and success of the particular licensor; and

- in the case of driver licensors, the performance, public image, and health of the driver.

A driver's popularity could be adversely affected if the driver fails to maintain a successful racing career or engages in behavior that the general public considers objectionable. If our existing license agreements were not profitable, our business would be adversely affected.

Our business also depends on our ability to enter into profitable license agreements with new licensors, including up-and-coming drivers, and to renew our existing profitable license agreements on advantageous terms in the future. It is difficult to predict which car drivers, team owners, and other licensors will prove to be successful licensors, particularly in the case of up-and-coming drivers. In some cases the process for obtaining the license rights from potential licensors is competitive. Our ability to renew our existing profitable license agreements depends largely on our relationship with the particular licensor, which may be affected by a number of factors outside our control. If we are unable to enter into profitable license agreements with new licensors or renew our existing profitable license agreements, particularly our licenses for Dale Earnhardt, Jr. products that expires December 31, 2005, our business could be materially adversely affected.

If we were unable to enforce and preserve our rights under our license agreements, we would lose the competitive advantage provided by these agreements.

The ability to enforce our rights under our license agreements may be limited by the interpretation and enforcement of those agreements. Some license agreements contain provisions that allow the licensor to terminate the agreement upon the occurrence of certain events, including a change in the driver's team owner or sponsor, a change of control of our company, or designated changes in our management team. Other license agreements contain provisions that depend upon our achieving designated performance levels. For example, some of our exclusive license agreements become non-exclusive if designated sales figures are not met. The termination, cancellation, or inability to renew or enforce any of our material license agreements would have a material adverse effect on our business.

If we were unable to maintain and capitalize on our key license agreements, our business would be adversely affected.

A large portion of our revenue is generated under a relatively small number of our most successful license agreements. Products sold under licenses from our top five drivers under license accounted for approximately 50% to 60% of our sales in 2004. Our success depends, in part, on our ability to capitalize on revenue opportunities from these licenses, which involves various factors, including the following:

- our ability to maintain our relationships with these licensors; and

- our ability to develop and market motorsports products and special promotions that appeal to our customers and that capitalize on the success of these licensors.

Our failure to maintain these key licenses or to capitalize on the revenue opportunities utilizing these licenses would have a material adverse effect on our business.

Any disruptions in the business of our third-party manufacturers, particularly Early Light Industrial Co. Ltd., could adversely affect our business.

We depend on third parties to manufacture all of our motorsports die-cast replicas and most of our apparel and racing fan memorabilia. As a result, we have limited control over the manufacturing processes themselves and any significant difficulties encountered by the third-party manufacturers that result in product defects, production delays, cost overruns, or the inability to fulfill orders on a timely basis could have a material adverse effect on our business.

In particular, we rely on one manufacturer, Early Light Industrial Co. Ltd., which operates facilities in one town in China, to produce most of our die-cast products. In 2004, products manufactured by Early Light accounted for approximately 30% of our revenue (40% in 2003). Our manufacturing agreement with Early Light extends through October 31, 2006, and then automatically renews for successive one-year periods unless terminated by either party. We generally do not have long-term contracts with our other third-party manufacturers.

We own most of the tools and dies used in the manufacturing process, but we believe that it would take a period of time for us to secure other third-party manufacturers to produce our products with our tools and dies in the event our relationship with Early Light was terminated. Our operations would be adversely affected by the following:

- the loss of our relationship with certain of our current manufacturers, particularly Early Light;

- the disruption or termination of the operations of one or more of our current key manufacturers, particularly Early Light; or

- the disruption or termination of sea or air transportation with our China-based die-cast manufacturers, even for a relatively short period of time.

Furthermore, a material portion of the tools, dies, and molds used to manufacture our die-cast products and certain of our apparel and memorabilia products are located in the facilities of our third-party manufacturers. Any significant damage to the facilities of our third-party manufacturers, particularly to Early Light's facility, could result in the loss of or damage to a material portion of our key tools, dies, and molds and the resultant production delays while new facilities are being arranged and replacement tools, dies, and molds are being produced. We do not maintain an inventory of sufficient size to provide protection for any significant period against an interruption of manufacturing resources, particularly if we are required to obtain alternative manufacturing sources. Therefore, any significant damage to the facilities of our third-party manufacturers, particularly to Early Light's facility, would have a material adverse effect on our business.

Our business could be adversely affected if we are unable to continue to design and market high-quality products that appeal to our customers.

Our success depends on our ability to continue to create and market new products, especially those related to our most popular licensors. Demand for our motorsports products depends on a wide variety of factors, including the following:

- the popularity of motorsports, particularly NASCAR racing;
- the popularity of the drivers, teams, and others with which we have licenses;
- the success of our special promotional programs;
- marketing and advertising expenditures devoted to motorsports;
- cultural and demographic trends; and
- general economic conditions.

Because these factors can change rapidly, customer demand also can shift quickly. We frequently are able to market new products successfully for only a limited time.

Our ability to increase our sales and marketing efforts to stimulate customer demand and our ability to monitor third-party manufacturing arrangements to maintain satisfactory delivery schedules and product quality are important factors in our long-term prospects. Because of the amount of time and financial resources that may be required to bring new products to market, we may not always be able to forecast accurately required production quantities or to respond to changes in customer tastes and demands. We could experience a material adverse effect on our business, financial condition, and operating results if we are unable to respond quickly to market changes or a slowdown in demand for our products.

The demand for certain of our die-cast products depends, in part, on their collectible value and appeal. We cannot assure that these products will achieve or maintain long-term collectible appeal or value.

We face a variety of risks associated with the acquisition and integration of new business operations.

We plan to consider opportunities to acquire other businesses. Our growth may be slower than anticipated if we are unable to identify suitable acquisition candidates and make acquisitions on commercially acceptable terms.

The integration of the management, personnel, operations, products, services, technologies, and facilities of any businesses that we acquire in the future could involve unforeseen difficulties. These difficulties could disrupt our ongoing business, distract our management and employees, and increase our expenses.

Unforeseen liabilities and difficulties can arise in connection with the operation of acquired businesses. Contractual or other remedies may not be sufficient to compensate us in the event unforeseen liabilities or other difficulties arise. We may not be able to achieve revenue increases, integrate facilities, functions, and personnel in order to achieve operating efficiencies; or otherwise realize anticipated strategic advantages or cost savings as a result of acquisitions. The inability to achieve revenue increases or cost savings could have a material adverse effect on our business, financial condition, and operating results.

We face risks associated with our exclusive relationship with QVC and the outsourcing of the operations of our collectors' club.

We have outsourced the day-to-day operations and distribution of our collectors' club products to QVC since 2001 under a ten-year exclusive agreement, although we remain responsible for acquisition of licenses, product selection, development, and manufacturing. We face risks associated with our agreement with QVC, including the following:

- the ability of QVC to operate the collectors' club in a successful manner;
- potential damage to our reputation as a result of reduced levels of customer service; and
- reduced sales generated from collectors' club products.

Any disruption in the operations and distribution of collectors' club products by QVC could have a material adverse effect on our business.

Our business could be adversely affected by the loss of key members of our senior management, particularly Fred W. Wagenhals.

Our future success depends substantially upon the efforts and abilities of Fred W. Wagenhals, our Chairman of the Board, President, and Chief Executive Officer. In particular, Mr. Wagenhals' relationships with our licensors and third-party manufacturers are important to the success of our business. Some of our license agreements provide the licensor with the option to terminate or materially modify the terms of the agreement in the event that Mr. Wagenhals no longer serves our company in certain designated capacities. The loss of services of Mr. Wagenhals would have a material adverse effect on our company. We maintain key person insurance on the life of Mr. Wagenhals in the amount of $3.0 million.

We depend on a limited number of mass-merchant retailers to purchase a significant portion of our products.

Sales to our largest customer, Wal-Mart Stores, Inc., were approximately 17.4% of revenue in 2004. Accounts receivable from Wal-Mart at September 30, 2004, totaled $14.1 million. Sales to our second largest customer were approximately 3.5% of revenue in 2004. If a significant customer discontinues selling our products, performs poorly, does not pay for purchased products, reorganizes, or liquidates and is unable to continue selling our products, our business, financial condition, operating results, and cash flows could be adversely affected. Our failure or inability to replace a customer could have a material adverse effect on our business.

We depend on a limited number of wholesale distributors to sell a significant portion of our products.

We currently market our products on a wholesale basis through 15 distributors operating in the United States. Sales to our 15 wholesale distributors were approximately 15.5% of revenue in 2004. Accounts receivable from our 15 wholesale distributors at September 30, 2004, totaled $9.5 million, net of allowance. We depend on these distributors to sell our products to thousands of specialty retailers throughout the United States. If a significant distributor discontinues selling our products, performs poorly, does not pay for purchased products, reorganizes, or liquidates and is unable to continue selling our products, our business, financial condition, operating results, and cash flows could be adversely affected. Our failure or inability to replace poorly performing distributors could have a material adverse effect on our business.

We may experience seasonal fluctuations in sales that could affect our earnings and the trading price of our common stock.

We may experience seasonality in our business, which could result in unfavorable quarterly earnings comparisons and affect the trading price of our common stock. Because the auto-racing season is concentrated between the months of February and November, the second and third calendar quarters of each calendar year (our third and fourth fiscal quarters) generally are characterized by higher sales of motorsports products. In addition, variances in our quarter-to-quarter operating results may result from various factors, including the following:

- the timing and extent of body changes to racecars;
- the timing and extent of driver, sponsor and team changes;
- the timing of and ability to complete special promotional programs, which typically result in significant levels of revenue and expense and involve difficult coordination and scheduling issues with multiple parties;
- the timing of major races, which generally generate significant levels of revenue and income; and
- the timing of Chinese New Year, which affects our ability to work with Early Light to bring our products to market in time for the beginning of the racing season.

As a result of these and other factors, we may experience seasonality and quarterly fluctuations in our business, which could result in unfavorable quarterly earnings comparisons and affect the trading price of our common stock. Fluctuations in quarterly sales may require us to take temporary measures, including changes in personnel levels and production and marketing activities. These factors and any seasonal and cyclical patterns that emerge in consumer purchasing could result in unfavorable quarterly earnings comparisons. Any shortfall in revenue or fluctuations in operating results may have an adverse effect on our business and stock price. You should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance.

Our competitive position depends on a number of factors, and we may encounter competition from companies that are able to devote greater resources to marketing and promotional campaigns than we do.

Our competitive position depends on a number of factors, both within and outside our control, including the following:

- our relationships with and the popularity of race car drivers, teams, and other licensors of the products we sell;
- our ability to develop and maintain effective marketing programs that enable us to sell products to motorsports fans;
- the success of our distribution channels; and
- our ability to recognize industry trends, anticipate shifts in consumer demands, and identify and market new products.

Other companies may increase their participation in the motorsports markets. Certain current and potential competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies, and devote substantially more resources to their business than we do.

Our motorsports die-cast collectibles and mass-merchant retail die-cast replicas compete with die-cast and other motorsports collectibles and die-cast replicas of motorsports vehicles that are sold through mass-merchant retail channels. Our motorsports apparel and memorabilia compete with similar products sold or licensed by drivers, owners, sponsors, and other licensors with which we currently do not have licenses as well as with sports apparel licensors and manufacturers in general. Our promotional programs must compete for advertising dollars against other specialty advertising programs and media, such as television, radio, newspapers, magazines, and billboards.

We face risks associated with our international operations.

We obtain our die-cast products from overseas manufacturers, particularly Early Light, the primary China-based third-party manufacturer of our die-cast products. Because of the manufacturing of these products overseas, we face risks in addition to the risks generally involved in utilizing third-party manufacturers. We also maintain business operations in Germany, and we market motorsports products throughout the world. Our reliance on third-party manufacturers to provide personnel and facilities in China; our maintenance of personnel, equipment, and inventories abroad; and our plans to expand our product sales in international markets expose us to certain economic and political risks and operating challenges. These risks and challenges include the following:

- coordination of multi-national operations;
- compliance with local laws and regulatory requirements, as well as changes in such laws and requirements;
- difficulties in supervising foreign operations;
- the requirement to provide an international letter of credit in an amount equal to the purchase order for purchases of die-cast products from China-based manufacturers;
- overlap of tax issues;
- political and economic conditions abroad; and
- the possibility of expropriation or nationalization of assets.

To the extent we are unable to adequately address these risks and challenges, some of which are beyond our control, our business may be adversely affected.

Because we import our die-cast products, our business is subject to potential adverse trade regulations and restrictions.

Protectionist trade legislation in either the United States or China, such as a change in the current tariff structures, export compliance laws, or other trade policies, could adversely affect our ability to obtain our products from our third-party manufacturers or the price at which we can obtain those products. Any developments that adversely affect trade relations between the United States and China in the future could impact our ability to obtain die-cast products from our third-party manufacturers.

Substantially all of our products are subject to U.S. Customs Service duties and regulations. These regulations include requirements that we disclose information regarding the country of origin on our products, such as "Made in China." Within its discretion, the U.S. Customs Service may also establish new regulations, including regulations regarding the amount of duty to be paid and the value of merchandise to be reported. Our costs could increase if the Generalized System of Preferences program is not renewed or extended each year. The Generalized System of Preferences allows selected products of beneficiary countries to enter the United States duty free. In addition, we could be adversely affected if countries that are currently accorded "Most Favored Nation" status by the United States, such as China, cease to have such status. We cannot predict what regulatory changes may occur or the type or amount of any financial impact these changes may have on us in the future. Failure to comply with these regulations may result in the imposition of additional duties or penalties or forfeiture of merchandise.

In addition, China may impose new quotas, duties, tariffs, or other changes or restrictions. This could adversely affect our business, financial condition, results of operations, and ability to continue to import products at current or increased levels.

We have exposure to Chinese and European currency rate fluctuations.

Our die-cast manufacturers invoice us in U.S. dollars. These manufacturers may be subject to the effects of exchange rate fluctuations should the Chinese currency not be stable with the U.S. dollar. The value of the Chinese currency depends to a large extent on the Chinese government policies and China's domestic and international economic and political developments. Since 1994, the official exchange rate for the conversion of the Chinese currency to U.S. dollars has generally been stable. However, we can offer no assurance that this currency will continue to remain stable against the U.S. dollar. The cost of our products could ultimately be affected by changes in the value of Chinese currency.

Substantially all of our sales are denominated in either U.S. dollars or euros, with less than 10% being denominated in euros. As a result, international customers for our products primarily bear any risks associated with exchange rate fluctuations subsequent to the date of the purchase order. We may, however, experience losses as a result of exchange rate fluctuations between the dollar and the euro. We have sought to partially manage such exposure by entering into forward exchange contracts or engaging in similar hedging strategies and may do so in the future. Any currency exchange strategy may be unsuccessful in avoiding exchange-related losses, and the failure to manage currency risks effectively may have a material adverse effect on our business, financial condition, and operating results. In addition, revenue earned in foreign countries may be subject to taxation by more than one jurisdiction, which would adversely affect our earnings.

Any material increase in the cost of the raw materials used to manufacture our products could have a material adverse effect on our cost of sales.

We do not directly purchase the raw materials used to manufacture most of our products. We may, however, be subject to variations in the prices we pay our third-party manufacturers for products if their raw materials, labor, or other costs increase. We may not be able to pass along cost increases to our customers. As a result, any material increase in the cost of raw materials, labor, or other costs associated with the manufacturing of our products could have a material adverse effect on our cost of sales.

Our ability to recover the value of our goodwill and other intangibles is dependent on the success of our strategies.

We evaluate goodwill and other intangibles for impairment annually, and when impairment indicators arise, in accordance with SFAS 142, Goodwill and Other Intangible Assets. For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use a present value technique to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount. We have not recognized any impairment losses to date. If events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future.

Specifically, in the fourth quarter of 2004, we determined the Jeff Hamilton products should be managed as a product line of our existing apparel operations and not as a stand-alone subsidiary. In 2005, we will be integrating the related operations into our existing apparel operations. In 2005 we also intend to expand the Jeff Hamilton product line by leveraging our existing NASCAR licenses into new, high-margin apparel. At September 30, 2004, we had intangibles totaling $4.3 million related to the Jeff Hamilton marks. Our ability to recover these marks is dependent on the success of the integration and the new NASCAR line.

We have limited protection of our intellectual property, and others could infringe on or misappropriate our rights.

We regard our trademarks, trade dress, copyrights, and other intellectual properties as important to our success. Our failure to protect our intellectual property could adversely affect our business, operating results, and financial position. Our intellectual property rights consist primarily of our trademarks, trade names, logos, and art. We have copyright protection for all original material that we produce to promote our products.

We have registered trademarks for certain of our "Action" names and logos, and our Winner's Circle, Chase, and certain goracing.com brands. We have applied for federal registration in the United States for various other "Action" names and logos, as well as "goracing.com", "Muscle Machine", and other marks. Our ability to prevent others from using trademarks or names similar to marks and names that we use may be adversely impacted if our marks are regarded as descriptive or weak. Our inability to obtain trademark protection for our marks and names could have a material adverse effect on our business.

We may not be able to obtain effective trademark, service mark, copyright, and trade secret protection in every country in which we market our products. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement from others. Policing unauthorized use of our proprietary rights is difficult. Litigation can be very expensive and can distract our management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants. These agreements may be ineffective in preventing misappropriation of intellectual property and could be unenforceable. Misappropriation of our intellectual property or the litigation costs associated with our intellectual property could have a material adverse effect on us. In addition, we may receive notices from third parties that claim that aspects of our business infringe on their rights. While we are not currently subject to any such claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and license agreements.

Product liability, product recalls, and other claims relating to the use of our products could adversely affect our business.

Because we sell our products to consumers, we face product liability risks relating to the use of our products. We also must comply with a variety of product safety and product testing regulations. If we fail to comply with these regulations or if we face product liability claims, we may be subject to damage awards or settlement costs that exceed our insurance coverage and we may incur significant costs in complying with recall requirements. Even if a product liability claim is without merit, the claim could harm our business.

We have debt, and we may be unable to continue to meet debt covenants.

We have incurred indebtedness in connection with our growth strategy. As of September 30, 2004, we had long-term debt of $15.9 million (including a current portion of $4.0 million). Our amended loan and security agreement include financial covenants related to minimum tangible net worth and minimum fixed charge coverage ratio. We are required to measure our compliance with financial covenants each fiscal quarter. If we fail to meet any financial covenants, our lender could call the loan and security agreement immediately. There can be no assurance we will continue to meet these covenants or negotiate a waiver in the event we fail to meet the covenants in the future.

We expect to incur additional expenses in complying with corporate governance and public disclosure requirements.

Changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations, and New York Stock Exchange rules, are creating uncertainty for companies such as ours. These new or changed laws, regulations, and standards are subject to varying interpretations in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, our efforts to comply with evolving laws, regulations, and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting and our external auditors' audit of that assessment will require the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant resources. In addition, it may become more difficult and more expensive for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which could harm our business. If our efforts to comply with new or changed laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

The market price of our common stock has been, and in the future could be, extremely volatile.

The market price of our common stock has fluctuated dramatically. The trading price of our common stock in the past has been, and in the future could be, subject to wide fluctuations in response to a number of factors, including the following:

- quarterly variations in our operating results;
- actual or anticipated announcements of new products by our company or our competitors;
- changes in analysts' estimates of our financial performance;
- general conditions in the markets in which we compete; and
- worldwide economic and financial conditions.

The stock market also has experienced extreme price and volume fluctuations that have affected the market prices for more rapidly expanding companies and that often have been unrelated to the operating performance of these companies. These broad market fluctuations and other factors may adversely affect the market price of our common stock.

Sales of additional shares of common stock could have a depressive effect on the market price of our common stock.

Almost all of our outstanding common stock is eligible for resale in the public market without restriction or further registration unless held by an "affiliate" of our company, as that term is defined under applicable securities laws. A portion of the shares of common stock outstanding is "restricted shares," as that term is defined in Rule 144 under the securities laws, and may be sold only in compliance with Rule 144, pursuant to registration under the securities laws, or pursuant to an exemption from the registration requirements. We have also registered for resale an aggregate of 662,820 shares of common stock issued or to be issued in connection with the acquisition of Trevco Trading Corp. and Funline Merchandise Co. Inc., which may be sold by the respective holder in the public market. Affiliates also are subject to certain of the resale limitations of Rule 144. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or an affiliate of our company may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale of the shares. The majority of the shares held by our officers and directors currently are available for sale under Rule 144. Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, may have a depressive effect on the market price of our common stock.

It may be difficult for a third party to acquire us, even if the acquisition would be in the best interests of shareholders.

As an Arizona corporation, our articles of incorporation contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when those attempts may be in the best interests of our shareholders. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of common stock.

ITEM 2. PROPERTIES

We lease a 65,000 square foot building in Tempe, Arizona as our corporate headquarters. The initial term of the lease expires in October 2009, with a ten-year renewal option. In addition, we use approximately 8,500 square feet of another leased facility in Phoenix, Arizona as warehouse space.

We lease a facility in the vicinity of Charlotte, North Carolina, containing approximately 181,000 square feet for our operations in that area. We utilize approximately 42,000 square feet of the facility for offices and approximately 139,000 square feet for warehouse space and distribution operations. The initial term of the lease expires in June 2018, with four five-year renewal options. We also rent mall space for retail stores to support the Charlotte operation, seasonally, for periods of less than one year.

We lease a facility in Atlanta, Georgia, containing approximately 92,000 square feet, of which we utilize approximately 20,000 square feet for offices and approximately 72,000 square feet for manufacturing and warehouse operations. The lease on this facility expires in April 2008.

We lease a 45,000 square foot facility in Baraboo, Wisconsin. We utilize approximately 10,000 square feet of the facility for offices and approximately 35,000 square feet for warehouse space and distribution operations. The term of this lease expires in December 2004.

We lease a 38,750 square foot facility in Los Angeles, California. We utilize approximately 9,000 square feet of the facility for offices and approximately 29,750 square feet for apparel assembly and warehouse operations. The term of this lease expires in March 2005. We do not intend to renew the lease.

We lease a 250,000 square foot facility in City of Industry, California. We utilize approximately 14,000 square feet of the facility for offices and approximately 236,000 square feet for die-cast warehouse operations. The terms of the lease expires in October 2009.

We own a 116,000 square foot facility in Aachen, Germany. We utilize approximately 80,000 square feet of this facility for our European warehouse and distribution operations and approximately 36,000 square feet for office space.

ITEM 3. LEGAL PROCEEDINGS

We are involved in various legal proceedings arising out of our operations in the ordinary course of business. We do not believe that such proceedings, even if determined adversely, will have a material adverse effect on our business, financial condition, or results of operations.

During December 2004, we were served with a class action securities lawsuit entitled "The Cornelia Crowell, GST Trust v. Action Performance Companies, Inc., et al.", which was filed in the United States District Court of New Mexico. The complaint names as defendants our Company and certain of our officers, including a former officer. The complaint alleges that we made false and misleading statements concerning our financial results and business during the period from July 23, 2003 to October 22, 2003, resulting in violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint seeks unspecified monetary damages and equitable relief. We dispute the claims and intend to defend the lawsuit vigorously.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been listed on the New York Stock Exchange under the symbol "ATN" since February 20, 2002. From April 27, 1993, the date of our initial public offering, until February 19, 2002, our common stock was quoted on the Nasdaq National Market under the symbol "ACTN." The following table sets forth the high and low sale prices of the common stock for each calendar quarter indicated as reported on the New York Stock Exchange or Nasdaq National Market, as applicable.

	Common Stock	
	High	Low
2004:		
First Quarter	$19.89	$12.58
Second Quarter	18.13	13.57
Third Quarter	15.49	9.74
Fourth Quarter (through December 10, 2004)	11.20	8.37
2003:		
First Quarter	$21.60	$14.65
Second Quarter	24.56	16.50
Third Quarter	26.99	18.15
Fourth Quarter	27.71	16.74
2002:		
First Quarter	$50.27	$30.03
Second Quarter	51.99	27.75
Third Quarter	34.30	20.68
Fourth Quarter	26.71	15.80

On December 10, 2004, the closing sale price of our common stock on the New York Stock Exchange was $9.58 per share. As of December 10, 2004, there were approximately 465 holders of record of our common stock and approximately 6,500 beneficial owners of our common stock.

Dividend Policy

In September 2002, we initiated an ongoing quarterly dividend policy with an initial dividend of $0.03 per share. A summary of dividends paid on common stock after September 30, 2003 follows (in thousands, except per share data):

Amount	Rate Per Share	Declaration Date	Record Date	Paid
$914	$0.05	September 22, 2003	September 26, 2003	October 13, 2003
$915	$0.05	December 10, 2003	December 19, 2003	January 12, 2004
$917	$0.05	March 5, 2004	March 19, 2004	April 12, 2004
$917	$0.05	June 9, 2004	June 18, 2004	July 12, 2004
$919	$0.05	August 19, 2004	September 17, 2004	October 18, 2004

ITEM 6. SELECTED FINANCIAL DATA

The selected historical financial data presented below as of and for the five years ended September 30, 2004, are derived from our consolidated financial statements. The selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the Notes thereto included elsewhere in this report.

	Fiscal Year Ended September 30,				
	2004	2003	2002	2001	2000 (2)
	(in thousands, except per share amounts)				
Consolidated Statement of Operations Data (1):					
Net sales	$ 344,330	$ 369,458	$ 406,558	$ 323,237	$ 257,996
Cost of sales	247,959	245,879	250,810	208,375	209,102
Gross profit	96,371	123,579	155,748	114,862	48,894
Selling, general and administrative expenses	90,713	82,598	76,870	69,341	107,833
Amortization of goodwill and trademark (3)	--	--	--	4,097	11,295
Amortization of licenses and other intangibles	3,802	3,416	2,797	2,060	5,458
Income (loss) from operations	1,856	37,565	76,081	39,364	(75,692)
Interest expense	(1,832)	(2,085)	(3,029)	(5,102)	(6,291)
Gain (loss) on extinguishment of debt (5)	(322)	34	(1,361)	14,219	--
Foreign exchange gains (6)	1,545	3,574	1,500	--	--
Earnings from joint venture	1,370	62	--	--	--
Other income and expenses	(1,011)	(1,424)	(638)	(1,040)	(696)
Income (loss) before income taxes	1,606	37,726	72,553	47,441	(82,679)
Income taxes (5)	1,066	13,499	27,606	15,505	(24,592)
Net income (loss)	$ 540	$ 24,227	$ 44,947	$ 31,936	$ (58,087)
Net income (loss) per common share, assuming dilution (4)	$ 0.03	$ 1.33	$ 2.41	$ 1.90	$ (3.52)
Weighted average number of common shares, assuming dilution (4)	18,600	18,259	19,231	16,849	16,515
Cash dividends declared, per common share	$ 0.20	$ 0.16	$ 0.03	$ --	$ --
Book value per share	$ 14.19	$ 14.32	$ 12.84	$ 9.31	$ 6.27
Consolidated Balance Sheet Data (1):					
Working capital	$ 86,954	$ 113,593	$ 117,518	$ 90,303	$ 64,524
Total assets	354,283	372,688	337,916	278,953	255,917
Total debt	15,891	34,992	40,783	57,420	109,278
Total shareholders' equity	260,627	261,593	229,388	159,826	102,718

(1) This financial data includes the results of acquired operations, including Funline Merchandise Co., Inc., acquired in September 2003; Trevco, McArthur and Jeff Hamilton, acquired in 2002; and Goodsports Holdings Pty Ltd. (Goodsports), closed in 2001. Results also include net sales of Winner's Circle product beginning as of the date of acquisition of the Winner's Circle trademark in 2001. Prior to acquisition of the Winner's Circle trademark, we recorded license income with respect to Winner's Circle products.

(2) Results in 2000 include charges of $17.5 million arising from the decision to abandon our Internet strategy relating to goracing.com. The goracing.com network at that time consisted of various motorsports-related, e-commerce enabled websites that we developed, operated, and maintained. The goracing.com charges include provision for the write-off of goodwill, endorsements, sponsorship commitments, employee severance and termination costs, and the withdrawal of the initial public offering of goracing.com. In addition, as a result of the decision to abandon our Internet strategy and in response to demand changes, we evaluated our operations and concluded it was necessary to reorganize the company and refocus on our core strengths. Consequently, in addition to the goracing.com charges, 2000 includes charges of $47.3 million for inventory write-downs because anticipated sponsorship and driver and marketing programs did not materialize, a provision for vendor discounts anticipated but not received due to lower than anticipated volumes, a change in the estimated useful lives of tooling, write-downs of prepaid royalties and sponsorship fees because we decided to concentrate future production on core drivers and core programs, a write-down of goodwill because the die-cast helmet product line was deemed worthless, and other items. The total $64.8 million of restructuring and other special charges are reflected as follows: $32.6 million in cost of sales, $20.3 in selling, general, and administrative expenses, $6.4 million in amortization of goodwill and trademark, $3.1 million in amortization of licenses and other intangibles, and $2.4 million in other income and expenses.

(3) Amortization of goodwill and trademark ceased October 1, 2001, with the adoption of SFAS No. 142, Goodwill and Other Intangible Assets.

(4) The impacts of outstanding 4¾% convertible subordinated notes were not included in the calculation of diluted EPS for 2004, 2003, 2001, and 2000, because to do so would have been antidilutive. The impact of certain options and warrants for all years presented were not included in the calculation of diluted EPS, because to do so would be antidilutive.

(5) Amounts for 2002 and 2001 have been adjusted to reflect adoption of SFAS No. 145 effective October 1, 2001. Prior to adoption, gains on extinguishment of debt were reflected as extraordinary items.

(6) Beginning in May 2002, euro exchange rate gain or loss on intercompany advances to our German subsidiary is included in operations. Prior to May 2002, these advances, denominated in dollars, were deemed permanently reinvested.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are the leading designer and marketer of licensed motorsports products related to NASCAR, including die-cast scaled replicas of motorsports vehicles, apparel, and memorabilia. We currently have exclusive license agreements with many of the most recognized names in NASCAR. We also design and sell products relating to other motorsports, including racing sanctioned by the NHRA, Formula One, the IRL, IROC, and the World of Outlaws. In Germany, we merchandise Formula One and high-end auto manufacturer die-cast replica vehicles. We work closely with drivers, team owners, track operators, and sponsors to design and merchandise our products. Third parties manufacture all of the replica motorsports vehicles and most apparel and memorabilia, generally utilizing our designs, tools, and dies. We retain ownership and control over designs and tooling and have close working relationships with our third-party manufacturers to help assure product quality.

We have structured our operations to enable us to service higher levels of sales with limited increases in operating expenses and capital investments. The principal elements of this operating structure include the following:

- NASCAR die-cast unit manufacturing costs are largely fixed due to outsourcing under fixed-price contracts.
- Royalties are paid generally as a percentage of sales, although often subject to guaranteed minimums.
- Due to our agreements with distributors and QVC, incremental volume does not proportionately increase our operating expenses.
- Research and development is limited to basic design and engineering.

- Capital expenditures are principally limited to tooling for die-cast.
- Functions, such as manufacturing and others outside of our core skills, are generally outsourced.

Revenue

We derive revenue primarily from the sale of our licensed motorsports products. The popularity and performance of drivers and teams under license, the popularity of motorsports in general and NASCAR in particular, the general demand for licensed sports merchandise, and our ability to design, produce, and distribute our products in a timely manner influence the level of our net sales.

We distribute our products through a broad range of channels, including a network of wholesale distributors, leading mass-merchant retailers, mobile trackside stores, QVC, and our collectors' club catalog. We recognize revenue when persuasive evidence of an arrangement exists, title passes to the customer, the amount is fixed or determinable, and collection is probable. Most distributor sales are recognized when product is shipped to a distributor because title to the product passes to the distributors at shipment. Sales to mass-merchant retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Under terms of our consignment agreement with QVC, collectors' club catalog sales are recognized when title passes to QVC, which occurs when QVC ships product to the consumer. We recognize trackside sales when the consumer purchases product at the point of sale. A portion of the product sold through television programming is consignment product, for which sales are recognized when title passes to QVC, which occurs when QVC ships the product to the consumer. Internet and other sales are generally recognized when delivered to the consumer.

Net sales include sales net of estimated sales returns, discounts, advertising, and other allowances. Advertising allowances are amounts paid primarily to mass-merchant retailers in connection with promoting and selling our product. These amounts are recorded as a reduction from sales when revenue is recognized.

Cost of Sales

Cost of sales includes product cost, shipping and freight forwarding costs paid to third parties, depreciation of tooling and dies, royalties to third party licensors, product testing and sample expense, and fees paid to QVC for shipping and handling. We incur costs to screen print or embroider certain inventory, which are also included in cost of sales, although most of our product is procured in its finished state. Substantial portions of our die-cast products are manufactured under an exclusive agreement with Early Light, a third-party manufacturer in China. We obtain substantially all of our apparel and memorabilia products on a purchase order basis from several third-party manufacturers and suppliers.

Most of the components of our cost of sales are variable in nature. However, certain factors do affect our gross margin, including the following:

- product mix,
- our ability to price our product appropriately,
- the effect of amortizing the fixed cost components of cost of sales, primarily depreciation of tooling and dies, over varying levels of net sales,
- the type of freight charges,
- additional charges related to lower than minimum order quantities and cancellation of specific purchase orders, and
- the impact of minimum guarantees.

Gross Margin

Our gross margins may not be comparable to those of other entities, since some entities include all handling and warehousing costs in cost of sales and others exclude a portion of such costs from gross margin, including them instead in line items such as selling, general, and administrative expenses.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include salaries and benefits, use and occupancy expenses, creative services costs, advertising and promotion costs, sponsorship costs, and other general and administrative expenses. Included are the salaries, benefits and other costs of our procurement, receiving, and warehouse personnel. Selling, general, and administrative expenses include internal handling costs, incurred to store, move, and prepare the products for shipment, of approximately $6 million in 2004, $6 million in 2003, and $5 million in 2002. The majority of these costs are fixed and, as a result, incremental sales volume generally results in a decline in selling, general, and administrative expenses as a percentage of net sales.

Seasonality

Because the auto-racing season is concentrated between the months of February and November, the second and third calendar quarters of each year (our third and fourth fiscal quarters) are historically characterized by higher sales.

Application of Critical Accounting Policies

Our discussion and analysis of financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. During preparation of these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, fixed assets, goodwill and other intangible assets, income taxes, royalties, contingencies, and litigation. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies require us to make significant judgments and estimates used in the preparation of our financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of this allowance by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. If the financial condition of our customers were to deteriorate, additional allowances may be required. Our accounts receivable are written-off against the allowance once the account is deemed to be uncollectible. This typically occurs once we have exhausted all efforts to collect the account, which includes collection attempts by company employees and outside collection agencies.

Inventory

We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required.

Royalties

Our license agreements generally require payments of royalties to drivers, sponsors, teams, and other parties. Contracts generally provide for royalties to be calculated as a specified percentage of sales. Some contracts, however, provide for guaranteed minimum royalty payments. Royalties payable calculated using the contract percentage rates are recognized as cost of sales when the related sales are recognized. To the extent we project that royalties payable under a contract, calculated using the contract percentage rate, will be lower than guaranteed minimums during the guarantee period, we recognize additional cost of sales over the guarantee period, generally a calendar year. Guarantees advanced under the license agreements are carried as prepaid royalties until earned by the third party, or considered to be unrecoverable. We evaluate prepaid royalties regularly and expense prepaid royalties to cost of sales to the extent projected to be unrecoverable through sales.

Goodwill and Other Intangibles

We evaluate goodwill and other intangibles for impairment annually, and when impairment indicators arise, in accordance with SFAS 142, Goodwill and Other Intangible Assets. For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use a present value technique to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount. We have not recognized any impairment losses to date. If events occur and circumstances change, causing the fair value of a reporting unit to fall below its carrying amount, impairment losses may be recognized in the future.

Deferred Tax Assets

We estimate our actual current tax exposure together with the temporary differences that have resulted from the differing treatment of items dictated by generally accepted accounting principles versus U.S. and German tax laws. These temporary differences result in deferred tax assets and liabilities. On an on-going basis, we assess the likelihood that our deferred tax assets will be recovered from future taxable income. If we were to believe the recovery was less than likely, we would establish a valuation allowance against the deferred tax asset and charge the amount as an income tax expense in the period in which such a determination was made.

Stock-Based Compensation

We account for employee stock-based compensation in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations (APB No. 25). Common stock options issued under our plans generally do not result in compensation expense because the exercise price of the stock options equals the market price of the underlying stock on the date of grant. Were we required to record compensation expense for these options, the charge to earnings might be significant (See Shareholders' Equity Note).

Results of Operations

The following table sets forth, for the years indicated, the percentage of total revenue represented by certain expense and revenue items.

	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	72.0	66.5	61.7
Gross profit	28.0	33.5	38.3
Selling, general, and administrative expenses	26.3	22.4	18.9
Amortization of licenses and other intangibles	1.1	0.9	0.7
Income from operations	0.6	10.2	18.7
Interest expense	(0.5)	(0.6)	(0.7)
Loss on extinguishment of debt	(0.1)	--	(0.3)
Foreign exchange gains	0.5	1.0	0.4
Earnings from joint venture	0.4	--	--
Other income	--	0.1	0.2
Other expense	(0.4)	(0.5)	(0.4)
Income before income taxes	0.5	10.2	17.9
Income taxes	0.3	3.6	6.8
Net income	0.2%	6.6%	11.1%

The following table sets forth for the years indicated, net sales by channel of distribution and net sales from the operations of acquired entities.

	2004	2003	2002
Domestic Die-cast:			
Wholesale distribution and promotion	$ 63,695	$ 102,003	$ 145,942
Wholesale to mass-merchant retailers	59,146	22,140	35,900
Retail through collector's catalog club	19,485	24,406	27,295
Foreign Die-cast - wholesale distribution and promotion	36,903	34,631	29,433
Total die-cast	179,229	183,180	238,570
Domestic Apparel and Memorabilia:			
Wholesale distribution and promotion	68,818	82,254	65,032
Wholesale to mass-merchant retailers	43,519	48,587	42,523
Total apparel and memorabilia	112,337	130,841	107,555
Domestic Apparel and Memorabilia - Retail at Trackside	49,928	52,456	57,264
Royalties and Other	2,836	2,981	3,169
Net Sales	$ 344,330	$ 369,458	$ 406,558
Net Sales from Businesses Acquired in 2003	$ 42,140	$ 480	$ --

Year Ended September 30, 2004 Compared with Year Ended September 30, 2003

Net sales decreased to $344.3 million for 2004, compared to $369.5 million in 2003, a decline of $25.1 million, or 6.8%, from the 2003 fiscal year. Revenues for the year included $42.1 million from Funline, which was acquired in 2003 and contributed $0.5 million in that year. Excluding the impact of the Funline acquisition, revenues were down $66.8 million, or 18.1% from 2003.

Domestic die-cast sales decreased $6.2 million, or 4.2%, from the prior year while foreign die-cast sales increased $2.3 million, or 6.6%. The domestic die-cast segment sales decrease of $6.2 million is comprised of a $38.3 million decrease in our wholesale distribution and promotion revenues, a $4.9 million decrease in our die-cast retail collectors' catalog club revenues, and an offsetting $37.0 million increase in domestic die-cast wholesale sales to mass-merchant retailers. Domestic die-cast wholesale distribution and promotion revenues and collector's catalog club revenues were down as a result of problems in our wholesale distribution network and from a weak NASCAR collector die-cast market. In 2004, approximately one-third of our distributors experienced financial hardships of varying degrees, which impacted both their ordering patterns as well as their ability to pay our invoices on a timely basis. The NASCAR collector die-cast market in 2004 suffered from over production of both the number of units in a given production run and the varieties of product offerings. The increase in the variety of production runs made our approval and production process difficult to manage, resulting in a failure to ship product into the market on a timely basis thereby negatively impacting sales. We expect comparable sales from our domestic die-cast wholesale distribution and promotion revenues and collectors' catalog club revenues in 2005 as we continue to work to improve our die-cast distribution model and focus our product offerings. Domestic die-cast wholesale sales to mass-merchant retailers increased $37.0 million as a result of the $41.7 million impact of increased revenues from Funline, acquired in September 2003, offset by the $4.7 million decrease in NASCAR die-cast sales to mass-merchant retailers. NASCAR die-cast sales to mass-merchant retailers have been trending up year-over-year in the last two quarters of 2004. We expect double-digit growth in Funline sales in 2005 and single digit growth in NASCAR die-cast sales to mass-merchant retailers, based on merchant feedback.

Domestic apparel and memorabilia segment sales, exclusive of trackside, decreased $18.5 million, or 14.1%, to $112.3 million in 2004, compared to $130.8 million in 2003, due to decreased demand.

Trackside sales decreased 4.8% in 2004, to $49.9 million compared to $52.5 million in 2003. After considering the impact of the timing of the fall Taladega Superspeedway race, which occurred in October 2002, September 2003, and October 2004, trackside sales were relatively unchanged.

The 5.5% decline in gross profit, to 28.0% of net sales in 2004 from 33.5% in 2003, was impacted by the changes in segment gross margins as follows:

	% of Net Sales	Gross Margin Decline	Weighted Gross Margin Decline
Domestic die-cast	43.8%	(8.9)%	(3.9)%
Domestic apparel and memorabilia	47.4	(3.0)	(1.4)
Foreign die-cast	10.7	(2.6)	(0.3)
Corporate and other	(1.9)		0.1
Consolidated Total	100.0%		(5.5)%

The domestic die-cast decline in gross margin of 8.9% consisted of the following:

Impact of revenue mix between higher margin NASCAR die-cast sales and lower margin Funline stylized die-cast (acquired in September 2003)	0.9%
Impact of NASCAR gross margin changes-	
Write-off of Pontiac NASCAR tooling due to the withdrawal of Pontiac from NASCAR	0.4
Increased royalty rate due to NASCAR product mix	1.5
Increased royalty reserves related to guarantees and special programs	2.5
Impact of fixed tooling amortization	1.3
Customer concessions	0.7
Product cost increases, offset by selling price increases, mix, and other	1.6
	8.9%

Domestic die-cast gross margins began improving in the third quarter, as a result of price increases that went in to effect in the third quarter of 2004 and product cost reductions. However the improvement, which could be expected to continue from these price increases, will be offset in early 2005, by liquidation sales at lower than average margins. Domestic apparel and memorabilia margins declined 3.0% primarily as a result of third and fourth quarter write-downs of Jeff Hamilton inventory to net realizable value in 2004. The 2.6% decline in foreign die-cast gross margins was principally a result of higher tooling charges as a percentage of revenue, in part as a result of changes in the euro-to-dollar exchange rate.

Selling, general, and administrative expenses were $90.7 million, or 26.3% of net sales, in 2004, compared to $82.6 million, or 22.4% of net sales, in 2003. After considering the $5.2 million increase attributable to the operations of Funline, selling, general, and administrative expenses increased $2.9 million. Selling, general, and administrative expenses in 2004, included the $0.9 million settlement of litigation with Dover International Speedway, $0.8 million settlement from New Hampshire International Speedway, and a $5.3 million provision for distributor and Jeff Hamilton customer's receivables, compared to 2003 which included a $0.8 million settlement on a mediation proceeding and a $1.7 million provision for distributor receivables. Advertising and promotion costs decreased between years by $1.0 million.

Interest expense of $1.8 million in 2004, was $0.3 million lower than interest expense for 2003 as a result of convertible subordinated note repurchases.

Foreign currency gains were $1.5 million in 2004, versus a foreign currency gain of $3.6 million in 2003. Changes in the euro-to-U.S. dollar exchange rate resulted in translation gains of $1.7 million in 2004 and $3.7 million in 2003. These gains resulted from translation of German advances payable, which are denominated in U.S. dollars. In 2004, these translation gains were offset by losses of $0.1 million on forward exchange contracts.

The effective tax rate of 66.4% for 2004 was higher than the 35.8% effective tax rate in 2003, primarily due to the impact of nondeductible expenses on lower pre-tax income and foreign subsidiary income comprising a larger portion of total taxable income. Our foreign subsidiary is subject to higher tax rates than our domestic operations.

Year Ended September 30, 2003 Compared with Year Ended September 30, 2002

Net sales decreased 9.1% to $369.5 million for 2003, from $406.6 million in 2002. Domestic die-cast sales decreased $60.6 million, or 29.0%, from the prior year while foreign die-cast sales increased $5.2 million, or 17.7%. Domestic wholesale distribution and promotion die-cast revenues were down in part due to the four-month delay in producing Monte Carlo and Pontiac products arising from the retooling of those products, and in part due to reduced "special paint scheme" product volumes resulting from the lack of high-impact specials and the economic environment. Mass-merchant retail domestic die-cast revenues were down because our largest customer ordered virtually no product for delivery in the second half of 2003. The 17.7% increase in foreign die-cast sales approximated the change in the average euro-to-U.S. dollar exchange rate between 2003 and 2002. The increase in domestic apparel and memorabilia segment sales, exclusive of trackside was $23.3 million, or 21.7% from the prior year, and included a $22.5 million increase from businesses acquired in 2002. Trackside sales decreased 8.4% to $52.5 million from revenues of $57.3 million in the prior year. Trackside revenues were impacted by adverse weather conditions and a weak economy.

The 4.8% decline in gross profit, to 33.5% of sales in 2003 from 38.3% in 2002, was impacted by the changes in segment gross margins as follows:

	% of Net Sales	Gross Margin Decline	Weighted Gross Margin Decline
Domestic die-cast	42.3%	(6.8)%	(2.9)%
Domestic apparel and memorabilia	49.7	(4.0)	(2.0)
Foreign die-cast	9.4	(2.5)	(0.2)
Corporate and other	(1.4)		0.3
Consolidated Total	100.0%		(4.8)%

The 6.8% decline in domestic die-cast margin was attributable primarily to die-cast product cost increases, including freight, of 4.3% and the impact of largely fixed tooling costs on lower die-cast volumes of 2.3%. The 4.0% decline in domestic apparel and memorabilia margins resulted principally from a program to reduce apparel and other specialty inventories before the end of fiscal 2003. Foreign die-cast margins were lower 2.5% as a result of higher tooling depreciation.

Selling, general, and administrative expenses increased $5.7 million to $82.6 million in 2003 compared to $76.9 million in 2002. Excluding the $5.8 million increase attributable to the operations of businesses acquired in 2002, selling, general, and administrative expenses decreased $0.1 million. That increase was primarily the result of the fact that 2003 included a $0.8 million settlement on a mediation proceeding and a $1.7 million provision for distributor receivables compared to 2002 which included a $0.6 million vendor settlement and $1.1 million more bonus expense than 2003.

Interest expense of $2.1 million in 2003, was $0.9 million lower than interest expense for 2002 as a result of convertible subordinated note repurchases.

Foreign currency gains were $3.6 million in 2003, versus a foreign currency gain of $1.5 million in 2002. Changes in the euro-to-U.S. dollar exchange rate resulted in translation gains of $3.7 million in 2003 and $1.5 million in 2002. These gains resulted from translation of German advances payable, which are denominated in U.S. dollars.

The effective tax rate of 35.8% for 2003 was lower than the 38.0% effective tax rate in 2002, primarily because the 2003 income tax provision includes credits of $1.4 million reflecting adjustments of prior tax rates and the release of valuation allowances.

Quarterly Results of Operations

The following table sets forth certain unaudited quarterly results of operations for each of the quarters in the two years ended September 30, 2004 (in thousands, except per share amounts). All quarterly information was obtained from unaudited financial statements not otherwise contained in this report. We believe that all necessary adjustments have been made to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the results for any future period.

	2004			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 71,207	$ 83,596	$ 92,150	$ 97,377
Gross profit	16,956	24,162	29,571	25,682 (a)
Income (loss) from operations	(3,891)	2,842	6,898	(3,993) (a)
Net income (loss)	$ (1,705)	$ 1,288	$ 3,833	$ (2,876) (a)
Net income (loss) per common share, assuming dilution	$ (0.09)	$ 0.07	$ 0.21	$ (0.16) (a)
Weighted average number of common shares, assuming dilution	18,281	18,602	18,606	18,366

	2003			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net sales	$ 85,229	$ 90,889	$ 87,497	$ 105,843
Gross profit	29,952	31,884	30,939	30,804
Income from operations	12,260	11,417	9,817	4,071 (b)
Net income	$ 7,966	$ 7,254	$ 6,311	$ 2,696 (b)
Net income per common share, assuming dilution	$ 0.44	$ 0.40	$ 0.35	$ 0.15 (b)
Weighted average number of common shares, assuming dilution	19,003	18,998	18,291	18,368

(a) Results in the fourth quarter of 2004 include the impacts of a $4.0 million pre-tax expense for a reserve for distributor accounts receivable, a $2.2 million pre-tax expense to write inventory and accounts receivable for the Jeff Hamilton business down to estimated net realizable value, and a $0.8 million pre-tax expense for settlement of litigation with New Hampshire International Speedway.

(b) Results in the fourth quarter of 2003 include the impacts of a $0.8 million pre-tax charge related to the settlement of a mediation proceeding and a $1.7 million pre-tax receivable allowance provision for one customer with overdue invoices.

Our revenue and operating results are subject to quarterly fluctuations as a result of seasonality factors related to the commencement (February) and completion (November) of the NASCAR race season. We believe that quarter-to-quarter comparisons of our past financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

Working capital decreased $26.6 million to $87.0 million at September 30, 2004, from $113.6 million at September 30, 2003. Cash decreased $36.9 million to $12.6 million at September 30, 2004, from $49.5 million at September 30, 2003. Cash decreased as a result of reductions in cash for net property and equipment expenditures ($24.9 million), payments for acquisitions of businesses and intangibles ($8.1 million), increases in inventory ($13.1 million), dividends to common and minority interest shareholders ($5.3 million), redemption of convertible subordinated notes ($30.1 million), increases in other current assets, and decreases in other current liabilities. This decrease in cash was offset by increases in cash for decreases in accounts receivable ($18.5 million) and long-term borrowings ($11.7 million).

Days sales outstanding, calculated on quarterly sales, were 48.9 days as of September 30, 2004, compared to 60.7 days as of September 30, 2003. Days sales outstanding improved from September 30, 2003, although Funline, which was acquired in September 2003, days sales outstanding was 56.8 days at September 30, 2004.

Inventories at September 30, 2004, increased $13.7 million over amounts at September 30, 2003. Of this increase, $7.1 million was attributable to Funline due to inventory requirements for the mass-merchant retailers.

Except for Funline and collectors' catalog club die-cast, we generally produce domestic and foreign die-cast based upon orders received from customers. The timing of receiving orders is directly related to the timing of the completion of product program approvals and is not necessarily indicative of product demand or future sales. We produce Funline die-cast for inventory based on customer-projected orders. We receive Funline customer orders weekly, which are fulfilled in the following week. We report as backlog orders received from customers, which for Funline, is limited to the weekly orders.

Apparel and memorabilia product, except Trevco product, is generally ordered from inventory. Trevco is a seasonal business in which orders are received in our second and third fiscal quarters and shipped in our third and fourth fiscal quarters.

Domestic and foreign die-cast, including Funline product, backlog was $48 million and $44 million at September 30, 2004 and 2003. Apparel and memorabilia backlog was approximately $17 million at both September 30, 2004 and 2003. Backlog on any date in a given year is not necessarily indicative of future sales.

Capital expenditures related principally to ongoing investments in tooling and building additions in Aachen, Germany, were $24.9 million during 2004, and included $8.2 million applicable to foreign operations and $7.2 million for Funline capital expenditures, which included $1.6 million of tooling existing at the acquisition date that was acquired from one of Funline's contract manufacturers. Capital expenditures for 2005 are expected to total $25 million.

During the first quarter of 2004, the results of Funline's operations were sufficient to meet earn-out targets established in the Funline acquisition agreement. As a result, we issued 28 thousand shares of our common stock with a value of $0.5 million in the first quarter of 2004 and paid $1.2 million as additional consideration in the second quarter. The additional consideration increased the amount recorded for the Funline trademarks.

On June 30, 2004, we entered into an amended loan and security agreement with a bank. The amended agreement increased available borrowings from $35.0 million to $75.0 million. The agreement consisted of a $63.3 million, four-year revolving credit facility, which is subject to a borrowing base calculation, a four-year term loan of $1.7 million (Term Loan A) and a three-year term loan of $10.0 million (Term Loan B). We received $11.7 million of cash upon issuance of the term loans on June 30, 2004. As the term loans are repaid, the available revolving credit facility will increase by an equivalent amount, subject to the borrowing base calculation. The agreement provides for issuance of up to $30.0 million of letters of credit, to the extent not utilized for borrowings. Outstanding letters of credit totaled $11.6 million at September 30, 2004.

Repayment of borrowings under this facility is secured by a first lien on substantially all of our assets. We are required to meet certain financial tests related to minimum tangible net worth and minimum fixed charge coverage ratio. We were in compliance with those covenants at September 30, 2004.

As of September 30, 2004, the covenants were as follows:

Financial Covenant	Period	Requirement	Actual
Minimum tangible net worth	As of September 30, 2004	> $105.2 million	$113.7 million
Minimum fixed charge coverage ratio	April 1, 2004 to September 30, 2004	> 1.15	>1.18
Limitation on capital expenditures	October 1, 2003 to September 30, 2004	< $35.0 million	$24.9 million

At December 31, 2004, we will be required to meet a minimum fixed charge coverage ratio for the nine months ended December 31, 2004, of 1.15. Based on current projections, we expect to be in compliance with our covenants through September 30, 2005, however, we expect our actual fixed charge coverage ratio to be close to the requirement throughout that period.

The revolving credit facility bears interest at LIBOR plus 1.75% - 2.50% or prime plus 0.00% - 0.25% (4.75% at September 30, 2004), and the term loans bear interest at LIBOR plus 2.00% - 3.50% or prime plus 0.00% - 1.25% (Term Loan A 5.25% and Term Loan B 5.75% at September 30, 2004), depending on our fixed coverage ratio, as defined. We pay a commitment fee of 0.375% of the average unused revolving credit facility and a fee of 1.0% of the average undrawn letters of credit.

On August 2, 2004, we redeemed $29.9 million of 4¾% convertible subordinated notes at a price of 100.68% for cash of $30.1 million. We funded the redemption with cash on hand, revolving credit facility borrowings, and the term loans under the loan and security agreement. The subordinated notes were convertible, at the option of the holders, into shares of common stock at the initial conversion price of $48.20 per share, subject to adjustments in certain events and would have matured on April 1, 2005.

Based on our current forecast and historical results, we believe that we have adequate credit availability and cash flow from operations to fund our operating needs, including the requirements of our new Funline subsidiary, for the foreseeable future. We do not currently anticipate a change in our capital structure or the use of off-balance sheet financing arrangements.

In September 2002, we initiated an ongoing quarterly dividend policy with an initial dividend of $0.03 per share. A summary of dividends paid on common stock after September 30, 2003, follows (in thousands, except per share data):

Amount	Rate Per Share	Declaration Date	Record Date	Paid
$914	$0.05	September 22, 2003	September 26, 2003	October 13, 2003
$915	$0.05	December 10, 2003	December 19, 2003	January 12, 2004
$917	$0.05	March 5, 2004	March 19, 2004	April 12, 2004
$917	$0.05	June 9, 2004	June 18, 2004	July 12, 2004
$919	$0.05	August 19, 2004	September 17, 2004	October 18, 2004

Contractual Obligations and Commercial Commitments

Aggregate future minimum payments due contractually under royalty agreement guarantees, personal service agreements, long-term debt, noncancellable operating leases, commercial letters of credit, and other unconditional purchase obligations are as follows as of September 30, 2004 (in thousands):

Year	Royalty Agreement Guarantees	Personal Service Agreements	Long-term Debt	Interest Payments	Lease Payments	Unconditional Purchase Obligations	Total
2005	$ 19,145	$ 1,514	$ 4,009	$ 260	$ 5,681	$ 12,600	$ 43,209
2006	17,938	843	4,036	238	5,189	--	28,244
2007	15,996	379	3,504	213	4,923	--	25,015
2008	14,514	135	1,036	188	4,092	--	19,965
2009	14,491	135	254	163	3,650	--	18,693
Thereafter	39,695	68	3,052	1,084	10,004	--	53,903
Total	$ 121,779	$ 3,074	$ 15,891	$ 2,146	$ 33,539	$ 12,600	$ 189,029

In addition to the scheduled interest payments above, we will pay interest on amounts outstanding under our loan and security agreement. Unconditional purchase obligations at September 30, 2004, were approximately $1.0 million for property and equipment and $11.6 million of outstanding letters of credit. Term Loan B under the loan and security agreement is subject to annual mandatory prepayments of 50% of excess cash flows as defined by the agreement. Scheduled payments for this three-year loan are reflected above.

Excluded from above is a commitment to make a payment in connection with a license renewal totaling $5 million in 2006, and a commitment to make a payment in connection with a license extension, at the licensor's option, for $2 million, in 2007.

Also excluded from above is our commitment to pay the former owners of Funline the following under their earn-out provisions if the following targets are met:

	Year Ended December 31, 2004	Year Ended December 31, 2005
Target revenue	$35.0 - $45.0 million	$45.0 - $55.0 million
Additional Consideration-		
Cash	$1.0 - $2.0 million	$1.0 - $2.0 million
Shares of common stock	23,310 - 46,620 shares	23,310 - 46,620 shares

Based on current trends we expect Funline to have revenues during the earn-out period ended December 31, 2004, in excess of $40.0 million.

In certain sublease arrangements, we remain the primary obligor under the terms of the original lease agreements. Commitments under these subleases expire as follows (in thousands):

Year	Sublease Commitments
2005	$ 603
2006	469
2007	342
2008	--
2009	--
Thereafter	--
Total	$ 1,414

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is limited to interest rate risk associated with our credit instruments and foreign currency exchange rate risk associated with operations in Germany. Our debt is comprised of fixed interest rate and variable interest rate debt. A 100 basis point change in the variable interest rates (which fluctuate with either LIBOR or prime, at our discretion) would change our annual interest expense $0.1 million, if our variable rate debt remains at September 30, 2004, levels. The functional currency for our foreign operation is the euro. As such, changes in exchange rates between the euro and the U.S. dollar could affect our future earnings. A 7% change in the euro exchange rate would change the net income from that operation in 2004 by $0.1 million.

During part of the year we used a derivative as part of our risk management strategy related to a portion of our exposure to currency fluctuations on intercompany advances to our German subsidiary, denominated in dollars, for which the euro exchange rate gain or loss is included in operations. These advances totaled $16.3 million at September 30, 2004. In 2004, a 1% change in the euro exchange rate would have resulted in a $0.1 million change in net income. We had entered into foreign currency forward contracts designed to partially offset the effect changes in the euro exchange rate have on earnings related to these advances. These forward contracts did not qualify for hedge accounting and were recorded on the balance sheet at fair value. Changes in fair value were recorded each period in foreign exchange gains (losses). We realized $0.3 million of losses on contracts, which settled at maturity in 2004.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the financial statements, the notes thereto, and reports thereon, commencing at page F-1 of this report, which financial statements, notes, and report are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of September 30, 2004. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures are effective to ensure that we record, process, summarize, and report information required to be disclosed by us in our annual reports filed under the Securities Exchange Act within the time periods specified by the Securities and Exchange Commission's rules and forms. During the period covered by this report, there have not been any changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item relating to directors of our company is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Securities Exchange Act of 1934 for our 2005 Annual Meeting of Shareholders. The information required by this Item relating to our executive officers is included in Item 1, "Business - Executive Officers."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2005 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements are listed in the Index to Consolidated Financial Statements and Schedule on page F-1 of this Report.

(2) The Financial Statement Schedule II - VALUATION AND QUALIFYING ACCOUNTS is listed in the Index to Consolidated Financial Statements and Schedule on page F-1 of this report.

(b) Reports on Form 8-K –

We filed a current report on Form 8-K, dated July 1, 2004, reporting that we issued a press release announcing our intention to redeem the remaining $29.9 million of 4¾% convertible subordinated notes due 2005 on August 2, 2004.

We filed a current report on Form 8-K, dated July 1, 2004, reporting the renewal and increase of our senior secured credit facility with Banc One Capital Markets, Inc.

We filed a current report on Form 8-K, dated July 28, 2004, reporting that we issued a press release announcing our third quarter ended June 30, 2004, results.

We filed a current report on Form 8-K, dated August 2, 2004, reporting that we redeemed the remaining $29.9 million of our 4¾% convertible subordinated notes at a price of 100.68 percent.

We filed a current report on Form 8-K, dated August 19, 2004, reporting the appointment of Melodee Volosin as our Executive Vice President and Chief Operating Officer effective August 19, 2004.

(c) Exhibits

Exhibit Number	Exhibit
3.1	First Amended and Restated Articles of Incorporation of Registrant, as amended (11)
3.2	Amended and Restated Bylaws of Registrant (1)
4.1	Form of Certificate of Common Stock (2)
4.2	Indenture dated as of March 24, 1998, between Action Performance Companies, Inc. and First Union National Bank, as Trustee, including forms of Notes (3)
10.4.2	1993 Stock Option Plan, as amended and restated through January 16, 1997 (5)
10.8	Form of Indemnification Agreement entered into with the Directors of the Registrant (2)
10.27	Manufacturing Agreement between the Registrant and Early Light International Co. Ltd. dated November 1, 2000 (4)
10.52	1998 Non-qualified Stock Option Plan(3)
10.49	Standard Form Industrial Lease dated April 8, 1997, between Hewson/Breckner-Baseline, L.L.C. and Action Performance Companies, Inc. (6)
10.50	Lease Agreement dated July 9, 1997, by and between Performance Park Partners, LLC and Sports Image, Inc. (6)
10.52	1998 Non-qualified Stock Option Plan (3)
10.56	1999 Employee Stock Purchase Plan (7)
10.57	Standard Form Industrial Lease (Single Tenant) dated June 28, 1999, between H-B Tempe, L.L.C. and Action Performance Companies, Inc. (8)
10.59	Distribution Agreement dated September 13, 2000 by and between the Registrant and QVC, Inc. (4)
10.63	Loan and Security Agreement dated September 29, 2000 by and among Action Performance Companies, Inc., certain subsidiaries and affiliates, as guarantors, and American National Bank and Trust Company of Chicago. (4)
10.64	Pledge Agreement dated October 2, 2000, by and between Racing Collectables Club of America, Inc., and American National Bank and Trust Company of Chicago. (4)
10.65	Pledge Agreement dated October 2, 2000 by and between Action Performance Companies, Inc., and American National Bank and Trust Company of Chicago. (4)
10.66	Pledge Agreement dated October 2, 2000 by and between goracing.com, inc., and American National Bank and Trust Company of Chicago. (4)
10.67	Second Amendment to Loan and Security Agreement, dated January 31, 2001, by and among Action Performance Companies, Inc., and certain subsidiaries and affiliates, as guarantors, and Bank One, NA. (9)
10.68	First Amended and Restated 2000 Stock Option Plan (10)
10.69	Consent and Third Amendment to Loan and Security Agreement, dated September 2002, by and among Action Performance Companies, Inc., and certain subsidiaries and affiliates, as guarantors, and Bank One, NA. (11)
10.70	Fifth Amendment to Loan and Security Agreement, dated March 12, 2003, by and among Action Performance Companies, Inc., and certain subsidiaries and affiliates, as guarantors, and Bank One, NA. (12)
10.71	Sixth Amendment to Loan and Security Agreement, dated September 23, 2003, by and among Action Performance Companies, Inc., and certain subsidiaries and affiliates, as guarantors, and Bank One, NA. (13)
10.72	Form of Non-Qualified Stock Option Agreement for Chris Leong, April Leong, and Ken Leong. (14)
10.73	Amended and Restated Credit Agreement, dated June 30, 2004, by and among Action Performance Companies, Inc. and certain subsidiaries and affiliates, as guarantors, and Bank One, NA. (15)
10.74	Pledge and Security Agreement, dated June 30, 2004, by and among Action Performance Companies, Inc. and certain subsidiaries and affiliates, as guarantors, and Bank One, NA. (15)
10.75	Severance Agreement and General Release, effective October 8, 2004, between Action Performance Companies, Inc., and R. David Martin.
10.76	Employment Agreement, dated December 10, 2004, between Action Performance Companies, Inc. and Fred W. Wagenhals.
21	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP

31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a), promulgated under the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the Registrant's Form 10-QSB for the quarter ended March 31, 1996, as filed with the Securities and Exchange Commission on May 2, 1996.

(2) Incorporated by reference to the Registrant's Registration Statement on Form SB-2 and amendments thereto (Registration No. 33-57414-LA).

(3) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1998, as filed with the Securities and Exchange Commission on May 15, 1998.

(4) Incorporated by reference to the Registrant's Form 10-K for the year ended September 30, 2000, as filed with the Securities and Exchange Commission on December 29, 2000.

(5) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended March 31, 1997, as filed with the Securities and Exchange Commission on May 15, 1997.

(6) Incorporated by reference to the Registrant's Form 10-K for the year ended September 30, 1997, as filed with the Securities and Exchange Commission on December 22, 1997.

(7) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-82879).

(8) Incorporated by reference to the Registrant's Form 10-K for the year ended September 30, 1999, as filed with the Securities and Exchange Commission on December 29, 1999.

(9) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended December 31, 2001, as filed with the Securities and Exchange Commission on February 13, 2002.

(10) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-88114).

(11) Incorporated by reference to the Registrant's Form 10-K for the year ended September 30, 2002, as filed with the Securities and Exchange Commission on December 20, 2002.

(12) Incorporated by reference to the Registrant's Form 8-K dated March 12, 2003, as filed with the Securities and Exchange Commission on March 18, 2003.

(13) Incorporated by reference to the Registrant's Form 10-K for the year ended September 30, 2003, as filed with the Securities and Exchange Commission on December 16, 2003.

(14) Incorporated by reference to the Registrant's Registration Statement on Form S-8 (Registration No. 333-114246).

(15) Incorporated by reference to the Registrant's Form 10-Q for the quarter ended June 30, 2004, as filed with the Securities and Exchange Commission on August 10, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACTION PERFORMANCE COMPANIES, INC.

Date: December 10, 2004

/s/ Fred W. Wagenhals
Fred W. Wagenhals, Chairman of the Board, President, and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacity and on the dates indicated.

Signature	Capacity	Date
/s/ Fred W. Wagenhals Fred W. Wagenhals	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	December 10, 2004
/s/ David M. Riddiford David M. Riddiford	Chief Financial Officer, Secretary, Treasurer, and Director (Principal Financial and Accounting Officer)	December 10, 2004
/s/ Melodee L. Volosin Melodee L. Volosin	Chief Operating Officer, Executive Vice President, and Director	December 10, 2004
/s/ Herbert M. Baum Herbert M. Baum	Director	December 10, 2004
/s/ Edward J. Bauman Edward J. Bauman	Director	December 10, 2004
/s/ Michael L. Gallagher Michael L. Gallagher	Director	December 10, 2004
/s/ Roy A. Herberger, Jr. Roy A. Herberger, Jr.	Director	December 10, 2004
/s/ Anne L. Mariucci Anne L. Mariucci	Director	December 10, 2004
/s/ Robert L. Matthews Robert L. Matthews	Director	December 10, 2004
/s/ Lowell L. Robertson Lowell L. Robertson	Director	December 10, 2004

ACTION PERFORMANCE COMPANIES, INC.
Index to Consolidated Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

To: The Board of Directors and Shareholders of Action Performance Companies, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Action Performance Companies, Inc. and its subsidiaries at September 30, 2004 and September 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
December 3, 2004

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED BALANCE SHEETS
September 30, 2004 and 2003
(in thousands, except per share data)

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 12,580	$ 49,462
Accounts receivable, net of allowance of $9,367 and $3,634	51,769	69,890
Inventories	56,947	43,232
Prepaid royalties	2,834	4,470
Taxes receivable	2,126	--
Deferred income taxes	8,766	5,291
Prepaid expenses and other	5,920	3,161
Total current assets	140,942	175,506
LONG-TERM ASSETS:		
Property and equipment, net	64,878	62,951
Goodwill	88,653	87,448
Licenses and other intangibles, net	56,614	44,426
Other	3,196	2,357
Total long-term assets	213,341	197,182
	$ 354,283	$ 372,688
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 28,778	$ 36,734
Accrued royalties	10,702	9,692
Accrued expenses	8,757	11,764
Taxes payable	1,742	3,156
Current portion of long-term debt	4,009	567
Total current liabilities	53,988	61,913
LONG-TERM LIABILITIES:		
Deferred income taxes	24,979	10,890
4¾% convertible subordinated notes	--	29,935
Other long-term debt	11,882	4,490
Other	298	926
Total long-term liabilities	37,159	46,241
MINORITY INTERESTS	2,509	2,941
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred stock, no par value, 5,000 shares authorized, no shares issued and outstanding	--	--
Common stock, $.01 par value, 62,500 shares authorized; 18,560 and 18,464 shares issued	186	185
Additional paid-in capital	158,429	157,301
Treasury stock, at cost, 190 and 190 shares	(3,999)	(3,999)
Accumulated other comprehensive loss	(1,456)	(2,488)
Retained earnings	107,467	110,594
Total shareholders' equity	260,627	261,593
	$ 354,283	$ 372,688

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
Years Ended September 30, 2004, 2003 and 2002
(in thousands, except per share data)

	2004	2003	2002
Net sales	$ 344,330	$ 369,458	$ 406,558
Cost of sales	247,959	245,879	250,810
Gross profit	96,371	123,579	155,748
Operating expenses:			
Selling, general, and administrative	90,713	82,598	76,870
Amortization of licenses and other intangibles	3,802	3,416	2,797
Total operating expenses	94,515	86,014	79,667
Income from operations	1,856	37,565	76,081
Interest expense	(1,832)	(2,085)	(3,029)
Gain (loss) on extinguishment of debt	(322)	34	(1,361)
Foreign exchange gains	1,545	3,574	1,500
Earnings from joint venture	1,370	62	--
Other income	204	485	773
Other expense	(1,215)	(1,909)	(1,411)
Income before income taxes	1,606	37,726	72,553
Income taxes	1,066	13,499	27,606
Net income	540	24,227	44,947
Currency translation	1,032	2,118	1,019
Comprehensive income	$ 1,572	$ 26,345	$ 45,966
EARNINGS PER COMMON SHARE:			
Basic	$ 0.03	$ 1.36	$ 2.56
Diluted	$ 0.03	$ 1.33	$ 2.41

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended September 30, 2004, 2003 and 2002
(in thousands)

	Common Stock		Additional Paid-in	Treasury	Accumulated Other Comprehensive Income	Retained	
	Shares	Amount	Capital	Stock	(Loss)	Earnings	Total
BALANCE, OCTOBER 1, 2001	17,313	$ 173	$ 121,669	$ (1,221)	$ (5,625)	$ 44,830	$ 159,826
Cash dividends declared	--	--	--	--	--	(532)	(532)
Common stock purchases, 83 shares	--	--	--	(2,038)	--	--	(2,038)
Treasury stock issuances for note repurchases, 145 shares	--	--	5,638	1,284	--	--	6,922
Common stock issuances for note repurchases	95	2	4,514	--	--	--	4,516
Stock option exercises	437	4	6,465	--	--	--	6,469
Stock option tax benefits	--	--	2,864	--	--	--	2,864
Warrant issuances for services and licenses	--	--	2,903	--	--	--	2,903
Shares issued for business acquisitions	84	--	2,343	--	--	--	2,343
Other	19	--	149	--	--	--	149
Currency translation	--	--	--	--	1,019	--	1,019
Net income	--	--	--	--	--	44,947	44,947
BALANCE, SEPTEMBER 30, 2002	17,948	179	146,545	(1,975)	(4,606)	89,245	229,388
Cash dividends declared	--	--	--	--	--	(2,878)	(2,878)
Common stock purchases, 110 shares	--	--	--	(2,024)	--	--	(2,024)
Stock option exercises	140	2	819	--	--	--	821
Stock option tax benefits	--	--	623	--	--	--	623
Shares issued for business acquisitions	373	4	9,264	--	--	--	9,268
Other	3	--	50	--	--	--	50
Currency translation	--	--	--	--	2,118	--	2,118
Net income	--	--	--	--	--	24,227	24,227
BALANCE, SEPTEMBER 30, 2003	18,464	185	157,301	(3,999)	(2,488)	110,594	261,593
Cash dividends declared	--	--	--	--	--	(3,667)	(3,667)
Stock option exercises	52	1	195	--	--	--	196
Stock option tax benefits	--	--	142	--	--	--	142
Warrant issuances for services and licenses	--	--	110	--	--	--	110
Warrant exercises	10	--	69	--	--	--	69
Shares issued for business acquisitions	28	--	547	--	--	--	547
Other	6	--	65	--	--	--	65
Currency translation	--	--	--	--	1,032	--	1,032
Net income	--	--	--	--	--	540	540
BALANCE, SEPTEMBER 30, 2004	18,560	$ 186	$ 158,429	$ (3,999)	$ (1,456)	$ 107,467	$ 260,627

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 30, 2004, 2003 and 2002
(in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 540	$ 24,227	$ 44,947
Adjustments to reconcile net income to net cash provided by operating activities-			
Deferred income taxes	(885)	3,354	(133)
Depreciation and amortization	30,184	26,153	23,722
(Gain) loss on extinguishment of debt	322	(34)	1,361
Stock option tax benefits	142	623	2,864
Undistributed earnings from joint venture	(1,370)	(62)	--
Other	1,149	982	1,976
Change in assets and liabilities, net of businesses acquired and disposed:			
Accounts receivable, net of allowance	18,456	(1,865)	(18,518)
Inventories	(13,077)	(363)	(4,522)
Prepaid royalties	3,706	15	3,285
Other assets	(2,785)	2,890	(2,116)
Accounts payable and accrued expenses	(9,469)	(6,117)	5,869
Accrued royalties	(1,167)	(4,241)	(1,655)
Taxes payable and receivable, net	(3,660)	(1,851)	(3,366)
Other liabilities	(2,273)	(4,285)	(989)
Net cash provided by operating activities	19,813	39,426	52,725
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property and equipment purchases	(24,940)	(33,366)	(25,800)
Property and equipment sales proceeds	84	245	261
Acquisitions of businesses and intangibles, net of costs	(8,142)	(15,733)	(19,006)
Other	615	--	(238)
Net cash used in investing activities	(32,383)	(48,854)	(44,783)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Long-term debt borrowings	11,700	3,001	--
Long-term debt repayments	(31,303)	(9,429)	(6,397)
Stock option and other exercise proceeds	330	871	6,618
Common stock purchases for treasury	--	(2,024)	(1,975)
Dividends paid - common shareholders	(3,663)	(2,497)	--
Dividends paid - minority interest shareholders	(1,609)	(1,256)	(1,353)
Net cash used in financing activities	(24,545)	(11,334)	(3,107)
Effect of exchange rate changes on cash and cash equivalents	233	639	236
Net change in cash and cash equivalents	(36,882)	(20,123)	5,071
Cash and cash equivalents, beginning of year	49,462	69,585	64,514
Cash and cash equivalents, end of year	$ 12,580	$ 49,462	$ 69,585

The accompanying notes are an integral part of these consolidated financial statements.

ACTION PERFORMANCE COMPANIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THE COMPANY

Operations

Action Performance Companies, Inc., an Arizona corporation, and its U.S. and German subsidiaries (Action) designs and sells licensed motorsports collectible and consumer products. Our products include die-cast scaled replicas of motorsports vehicles, apparel (including tee shirts, hats, and jackets), seasonal gifts, leather jackets, terry products, golf gifts, and memorabilia. In the United States, we are a licensee of, among others, the National Association for Stock Car Auto Racing (NASCAR), Indy Racing League (IRL), World of Outlaws, and National Hot Rod Association (NHRA). In Germany, we merchandise Formula One and high-end auto manufacturer die-cast replica vehicles.

Our products are marketed in the United States, Germany and worldwide through:

- Distributor networks which target specialty retailers;
- Mobile trackside stores which target motorsports event attendees;
- Mass-merchant retailers;
- A members only collectors' catalog club, managed by QVC;
- Television programming on QVC;
- Internet sites including goracing.com, an Internet site maintained by QVC; and
- Other distribution channels.

We work closely with drivers, teams, owners, track operators, and sponsors, to design and merchandise products. We outsource production of the die-cast and most of the apparel and memorabilia. We retain ownership and control over designs and tooling, however, and maintain close working relationships with outsourced manufacturers to help assure quality product.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Action Performance Companies, Inc. and its wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Our fiscal year ends September 30. Certain reclassifications have been made in prior period financial statements to conform to the current presentation.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Estimates are used for, but not limited to, the accounting for doubtful accounts, inventory values, goodwill and other intangible values, depreciation, amortization, prepaid royalty allowances, taxes, and contingencies. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue when persuasive evidence of an arrangement exists, title passes to the customer, the amount is fixed or determinable, and collection is probable. Most distributor sales are recognized when product is shipped to a distributor because title to the product passes to the distributors at shipment. Sales to mass-merchant retailers are recognized when title to product passes to the retailer, either at time of shipment to the retailer or receipt by the retailer. Under terms of our consignment agreement with QVC, collectors' club catalog sales are recognized when title passes to QVC, which occurs when QVC ships product to the consumer. We recognize trackside sales when the consumer purchases product at the point of sale. A portion of the product sold through television programming is consignment product, for which sales are recognized when title passes to QVC, which occurs when QVC ships the product to the consumer. Internet and other sales are generally recognized when delivered to the consumer.

Net sales include sales net of estimated sales returns, discounts, advertising, and other allowances. Advertising allowances are amounts paid primarily to mass-merchant retailers in connection with promoting and selling our product. These amounts are recorded as a reduction from sales when revenue is recognized.

Cost of Sales

Cost of sales includes product cost, shipping and freight forwarding costs paid to third parties, depreciation of tooling and dies, royalties to third party licensors, product testing and sample expense, and fees paid to QVC for shipping and handling. We incur costs to screen print or embroider certain inventory, which are also included in cost of sales, although most of our product is procured in its finished state. Substantial portions of our die-cast products are manufactured under an exclusive agreement with Early Light, a third-party manufacturer in China. We obtain substantially all of our apparel and memorabilia products on a purchase order basis from several third-party manufacturers and suppliers.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses include salaries and benefits, use and occupancy expenses, creative services costs, advertising and promotion costs, sponsorship costs, and other general and administrative expenses. Included are the salaries, benefits, and other costs of our procurement, receiving, and warehouse personnel. Selling, general, and administrative expenses include internal handling costs, incurred to store, move, and prepare the products for shipment, of approximately $6 million in 2004, $6 million in 2003, and $5 million in 2002. The majority of these costs are fixed and, as a result, incremental sales volume generally results in a decline in selling, general, and administrative expenses as a percentage of net sales.

Inventory

Inventories are stated at cost (first-in, first-out method or average cost) or estimated net realizable value if lower. The cost of purchased inventory includes the cost of the purchased product and freight in. Cost of sales also includes freight out.

Royalties

Our license agreements generally require payments of royalties to drivers, sponsors, teams, and other parties. Contracts generally provide for royalties to be calculated as a specified percentage of sales. Some contracts, however, provide for guaranteed minimum royalty payments. Royalties payable calculated using the contract percentage rates are recognized as cost of sales when the related sales are recognized. To the extent we project that royalties payable under a contract, calculated using the contract percentage rate, will be lower than guaranteed minimums during the guarantee period, we recognize additional cost of sales over the guarantee period, generally a calendar year. Guarantees advanced under the license agreements are carried as prepaid royalties until earned by the third party, or considered to be unrecoverable. We evaluate prepaid royalties regularly and expense prepaid royalties to cost of sales to the extent projected to be unrecoverable through sales.

Personal Services

Amounts due under personal service agreements for driver appearance fees and similar matters, are expensed to selling, general, and administrative expenses over the term during which the services are provided.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and all highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, which range up to 25 years. Tooling consists of molds and dies used by third parties to manufacture our die-cast scaled replicas. Tooling costs capitalized consist of amounts paid to the third parties, which manufacture the tools. Depreciation of tooling and other production assets is included in cost of sales. All other depreciation is included in selling, general, and administrative expenses. Maintenance and repairs are charged to expense as incurred. The costs of renewals and betterments that materially extend the useful lives of assets or increase their productivity are capitalized.

Long-Lived Assets

We periodically evaluate long-lived assets used in operations for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. Determination of recoverability is based on the sum of the expected long-term undiscounted cash flows compared to the carrying amount of the long-lived assets being evaluated.

Goodwill and Other Intangibles

Goodwill represents the cost in excess of the fair value of net assets acquired in business combinations. Licenses and other intangibles, which have definitive lives, are amortized using the straight-line method over their contractual lives or their estimated useful life if shorter. Goodwill and intangibles with indefinite lives are subject to an impairment test, based on fair value, at least annually. We evaluate goodwill and other intangibles for impairment annually, and when impairment indicators arise, in accordance with SFAS 142. For goodwill, we first compare the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the fair value of a reporting unit, additional tests would be used to measure the amount of impairment loss, if any. We use a present value technique to measure reporting unit fair value. If the carrying amount of any other intangible asset exceeds its fair value, we would recognize an impairment loss for the difference between fair value and the carrying amount.

We have completed impairment evaluations of goodwill and of other intangibles, which include licenses and trademarks and other intangibles, in accordance with SFAS 142. The reporting units for SFAS 142 are domestic die-cast, domestic apparel and memorabilia, foreign die-cast, and corporate and other, which are also our reporting segments. Goodwill and trademarks, which have an indefinite life, have been allocated to those reporting units as indicated below in "Segment Information." We have made no adjustments to income (loss) to date in connection with the evaluations.

Currency Translation

Financial information relating to foreign operations is reported in accordance with SFAS No. 52, Foreign Currency Translation. The financial statements of non-U.S. subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of these non-U.S. subsidiaries are translated at exchange rates in effect as of each balance sheet date, and related revenues and expenses are translated at average exchange rates in effect during the period. The resulting currency translation adjustments are recorded directly to shareholder's equity as a component of other comprehensive income (loss).

Stock-Based Compensation

We account for stock-based compensation plans under APB No. 25, Accounting for Stock Issued to Employees and related interpretations, under which no compensation expense has been recognized, as all options have been granted with an exercise price equal to or exceeding the fair value of the common stock on the date of grant. For SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123), we estimated the fair value of each option grant as of the date of grant using the Black-Scholes option pricing method with the following assumptions:

	2004	2003	2002
Volatility	65.2%	54.1%	57.2%
Risk-free interest rate	2.7%	2.1%	2.6%
Dividend rate	1.0%	0.7%	0.7%
Expected life of options	3 years	3 years	3 years

Options generally vest ratably over three years. Options granted to independent directors generally vest immediately upon grant. Had compensation costs been determined consistent with SFAS 123, utilizing the assumptions detailed above and amortizing the resulting fair value of stock options granted over the respective vesting period of the options, the net income and per share amounts would have been the following pro forma amounts (in thousands, except per share data):

	2004	2003	2002
Net income, as reported	$ 540	$ 24,227	$ 44,947
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(3,817)	(3,667)	(3,125)
Pro forma net income (loss)	$ (3,277)	$ 20,560	$ 41,822
Basic Earnings (Loss) Per Share:			
As Reported	$ 0.03	$ 1.36	$ 2.56
Pro Forma	$ (0.18)	$ 1.15	$ 2.38
Diluted Earnings (Loss) Per Share:			
As Reported	$ 0.03	$ 1.33	$ 2.41
Pro Forma	$ (0.18)	$ 1.13	$ 2.24

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supercedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities (VIEs). We adopted FIN 46-R on January 1, 2004. Adoption of FIN 46-R had no effect on our financial position, results of operations, or cash flows. We have interests in an unconsolidated partnership, which remain unconsolidated under FIN No. 46, due to the exception in paragraph 4(h) in FIN 46-R.

OFF-BALANCE SHEET ARRANGEMENTS

We are not currently a party to any off-balance sheet arrangements and do not anticipate being a party to any off-balance sheet arrangements in the future.

JOINT VENTURE

We have an investment in a joint venture, Action-McFarlane LLC. The joint venture distributes action figurines based on NASCAR driver likenesses. All of the figurines are manufactured by third parties. Our investment in the LLC, included in other long-term assets, was $0.9 million at September 30, 2004, and $0.1 million at September 30, 2003, and earnings on the investment in the LLC, included in other income, were $1.4 million for 2004, and $0.1 million for 2003.

ACQUISITIONS AND DISPOSITIONS

In September 2003, we acquired Funline Merchandise Co., Inc. (Funline), a distributor of non-NASCAR die-cast vehicles. The purchase price of $24.9 million consisted of $15.5 million in cash, including payment of $3.8 million of existing debt, $9.3 million in common stock, and $0.1 million in accrued transaction costs. The final allocation of the purchase price was as follows (in thousands):

Accounts receivable, net	$ 6,191
Inventories	9,225
Prepaid royalties	423
Prepaid expenses and other	64
Property and equipment	69
Trademark	28,829
Non-compete and other intangibles	1,695
Accounts payable	(5,735)
Deferred taxes payable	(11,468)
Taxes payable	(640)
Accrued royalties	(857)
Accrued expenses	(2,918)
Purchase price	$ 24,878

Under the terms of the agreement, if Funline achieves certain revenue targets we pay additional consideration as follows for the periods indicated:

	September 26, 2003 to December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Target revenue	$12.0 - $17.0 million	$35.0 - $45.0 million	$45.0 - $55.0 million
Additional Consideration-			
Cash	$1.0 - $2.0 million	$1.0 - $2.0 million	$1.0 - $2.0 million
Shares of common stock	23,310 - 46,620 shares	23,310 - 46,620 shares	23,310 - 46,620 shares

The additional consideration for each of the periods will be added to the Funline purchase price if and when the financial targets are achieved. Net assets were assigned to the domestic die-cast segment. During the first quarter of 2004, the results of Funline's operations were sufficient to meet earn-out targets established in the Funline acquisition agreement for the period ended December 31, 2003. As a result, we issued 28 thousand shares of common stock with a value of $0.5 million in the first quarter of 2004 and paid $1.2 million as additional consideration in the second quarter. In 2004, we made an election for federal income tax purposes to treat the acquisition as a stock purchase, which resulted in a revision of the preliminary purchase price allocation to establish deferred tax liabilities of $11.5 million and paid $0.7 million as additional purchase price under a dividend distribution agreement. The additional consideration for the earn-out and the election increased the amount recorded for the Funline trademarks.

In September 2002, we acquired a producer of premium leather jackets and other apparel, which operates as Jeff Hamilton Collection, Inc. A portion of the product is decorated with team logos under licenses with many of the major sports leagues. The initial purchase price of $4.5 million in cash, including payment of certain existing liabilities, and $1.0 million in common stock was allocated $1.0 million to tangible net assets, primarily inventory, $4.3 million to trademark and $0.2 million to other intangible assets consisting of backlog, licenses, and non-contractual customer relationships. Under the terms of the agreement, we pay additional consideration if Jeff Hamilton achieves net income before income tax targets in 2003 and 2004. These targets were not met. Net assets were assigned to the domestic apparel and memorabilia segment.

In July 2002, we acquired terry and golf product businesses, which operates as McArthur Towel and Sports, Inc. McArthur distributes terry and golf products to specialty retailers and institutions. A portion of the product is decorated with team logos under licenses with many of the major sports leagues and college teams. The purchase price of $4.6 million in cash was allocated $2.3 million to tangible net assets, primarily inventory, $1.9 million to goodwill (which is expected to be deductible for tax purposes), and $0.4 million to other intangible assets, consisting of backlog, patent, licenses, and non-contractual customer relationships. Net assets were assigned to the domestic apparel and memorabilia segment.

In June 2002, we acquired Trevco Trading Corp. Trevco markets gifts and ornaments, which are produced overseas, to mass-merchant retailers. The initial cash purchase price of $5.5 million was allocated $0.5 million to tangible net assets, $2.3 million to goodwill (which is expected to be deductible for tax purposes) and $2.7 million to other intangible assets, consisting of backlog, non-contractual customer relationships, and a five-year non-compete agreement. The intangible assets are being amortized over lives ranging from three months to five years. Under the terms of the merger agreement, additional consideration was payable if Trevco achieved revenue and operating income targets for the five months ended September 30, 2002. As of September 30, 2002, Trevco achieved its revenue and operating targets and an additional $1.0 million in cash and $1.3 million in stock were accrued to goodwill as additional purchase price. Under the terms of the merger agreement, we may issue a second round of additional consideration, either 50 thousand or 75 thousand shares of common stock, if Trevco achieves revenue and operating income targets in 2004. No additional consideration was owed under these provisions. Trevco's sales fall primarily in our fourth quarter. Net assets were assigned to the domestic apparel and memorabilia segment.

Pro forma financial information has not been presented as the acquisitions in each of the years 2003 and 2002, both individually and in the aggregate, are not material to our financial position or results of operations.

SEGMENT INFORMATION

Reportable segments are based on divisions operating geographically, domestic and abroad, and specializing in either die-cast or apparel and memorabilia. The domestic die-cast operations are based in the Phoenix, Arizona and Los Angeles, California areas. The domestic apparel and memorabilia operation is based in Charlotte, North Carolina with a mass-merchant retail distribution center in Atlanta, Georgia and warehouse and distribution facilities in Charlotte, North Carolina, Baraboo, Wisconsin, and Los Angeles, California. Trackside operations are included in the domestic apparel and memorabilia segment. The foreign die-cast operation is based in Aachen, Germany.

We evaluate performance and allocate resources based on segment operating income (loss). The accounting policies of the reportable segments are the same as those used in the consolidated financial statements. Domestic licensing costs and certain management costs are not allocated to the domestic operating segments and are included in corporate and other. Intangible licenses are included in corporate and other assets. Each domestic segment is allocated royalty expense based on the incremental royalty due on that segment's net sales. Domestic royalty guarantees advanced and unearned are allocated as an expense of the domestic segments. Financial information for the reportable segments follows (in thousands):

	External Revenues	Inter-segment Revenues	Depreciation and Amortization	Operating Income (Loss)	Net Capital Expenditures
2004:					
Domestic die-cast	$ 142,326	$ 8,374	$ 13,820	$ 14,499	$ 14,667
Domestic apparel and memorabilia	162,265	822	2,903	9,908	930
Foreign die-cast	36,903	--	8,893	5,086	8,222
Corporate and other	2,836	1,479	4,568	(25,970)	1,037
Eliminations	--	(10,675)	--	(1,667)	--
Total per consolidated financial statements	$ 344,330	$ --	$ 30,184	$ 1,856	$ 24,856
2003 (d):					
Domestic die-cast	$ 148,549	$ 7,645	$ 11,034	$ 36,534	$ 16,608
Domestic apparel and memorabilia	183,297	391	3,189	24,382	3,556
Foreign die-cast	34,631	--	6,505	5,885	9,025
Corporate and other	2,981	2,018	5,425	(29,171)	3,932
Eliminations	--	(10,054)	--	(65)	--
Total per consolidated financial statements	$ 369,458	$ --	$ 26,153	$ 37,565	$ 33,121
2002 (d):					
Domestic die-cast	$ 209,137	$ 11,582	$ 10,536	$ 70,590	$ 7,704
Domestic apparel and memorabilia	164,819	7	2,769	26,911	3,724
Foreign die-cast	29,433	--	4,494	5,515	9,696
Corporate and other	3,169	1,553	5,923	(26,726)	4,415
Eliminations	--	(13,142)	--	(209)	--
Total per consolidated financial statements	$ 406,558	$ --	$ 23,722	$ 76,081	$ 25,539

	Identifiable Assets		Goodwill and Trademarks	
	Sept. 30, 2004	Sept. 30, 2003	Sept. 30, 2004	Sept. 30, 2003
Domestic die-cast (a)	$ 114,157	$ 98,847	$ 45,661	$ 33,953
Domestic apparel and memorabilia (b)	125,319	131,845	61,840	62,840
Foreign die-cast	61,292	58,619	19,438	18,232
Corporate and other (c)	63,680	91,317	--	--
Eliminations	(10,165)	(7,940)	--	--
Total per consolidated financial statements	$ 354,283	$ 372,688	$126,939	$115,025

(a) Domestic die-cast identifiable assets include the Winner's Circle trademark, purchased from Hasbro in May 2001. As additional consideration for the trademark purchase, we pay 1.5% or 3% of certain Winner's Circle product net sales to Hasbro, quarterly, through May 2006. The additional consideration is added to the cost of the trademark quarterly. Domestic die-cast identifiable assets also include Funline trademarks. In 2004, we made an election for federal income tax purposes to treat the acquisition as a stock purchase, which resulted in a revision of the preliminary Funline purchase price allocation to establish deferred tax liabilities of $11.5 million. Also during 2004, we accrued $1.7 million as additional consideration payable under the earn-out provisions of the Funline acquisition agreement and $0.7 million as additional purchase price under a dividend distribution agreement. The additional consideration and preliminary purchase price allocation revisions were allocated to the Funline trademarks.

(b) During fiscal 2004, the Jeff Hamilton trademark was decreased by $1.0 million when an accrual for expected contingent consideration was reversed.

(c) Corporate and other identifiable assets includes $8.5 million in cash and cash equivalents at September 30, 2004, and $45.4 million in cash and cash equivalents at September 30, 2003.
(d) Certain prior period amounts have been reclassified to conform to the current year presentation.

INVENTORIES

Inventories by our reporting segments consist of the following at September 30 (in thousands):

	2004	2003
Domestic die-cast:		
NASCAR related	$ 7,239	$ 5,031
Funline	15,635	8,496
Total domestic die-cast	22,874	13,527
Domestic apparel and memorabilia		
NASCAR related	21,698	19,240
Other	8,109	6,668
Total domestic apparel and memorabilia	29,807	25,908
Foreign die-cast	4,266	3,797
Total inventory	$ 56,947	$ 43,232

Apparel blank stock and other raw materials were $3.7 million and $5.2 million at September 30, 2004 and 2003.

We depend upon third parties to manufacture all die-cast product and most apparel and memorabilia. Most significantly, one manufacturer produces over 55% of die-cast product. Any difficulty experienced by this manufacturer in producing and delivering the die-cast collectible product could have an adverse effect on our results of operations.

PROPERTY AND EQUIPMENT

Property and equipment consists of the following at September 30 (in thousands):

	2004	2003	Estimated Useful Life
Land	$ 755	$ 708	
Building and leasehold improvements	19,271	17,530	2-25 years
Tooling	155,819	128,867	1-3 years
Equipment, software and other	29,730	27,537	3-5 years
Trackside trailers and vehicles	11,164	11,019	5 years
	216,739	185,661	
Accumulated depreciation	(151,861)	(122,710)	
	$ 64,878	$ 62,951	

Cost of sales includes tooling depreciation totaling $21.2 million, $17.2 million and $14.8 million in 2004, 2003 and 2002.

GOODWILL AND OTHER INTANGIBLES

The estimated aggregate intangibles amortization expense expected as of September 30, 2004, follows (in thousands):

Year	
2005	$ 3,513
2006	4,037
2007	3,639
2008	2,108
2009	1,699
Thereafter	3,332
Total	$ 18,328

Goodwill and other intangibles consists of the following at September 30 (in thousands):

	2004	Weighted Average Amortization Period	2003	Weighted Average Amortization Period
Intangibles with Indefinite Lives:				
Carrying amount-				
Goodwill	$ 105,965	NA	$ 104,580	NA
Trademarks	38,306	NA	27,597	NA
	144,271		132,177	
Accumulated amortization	(17,332)		(17,152)	
	126,939		115,025	
Intangibles with Definite Lives:				
Carrying amount-				
Licenses	28,699	8.4 years	23,590	9.2 years
Customer relationships	1,964	5.0 years	2,359	4.5 years
Non-compete agreement	1,635	3.4 years	1,635	3.4 years
Patent	68	4.0 years	68	4.0 years
	32,366	8.0 years	27,652	8.4 years
Accumulated amortization	(14,038)		(10,803)	
	18,328		16,849	
	$ 145,267		$ 131,874	

There were no increases to goodwill as a result of acquisitions in 2004 and 2003.

DEBT AND FINANCING

Other long-term debt consists of the following at September 30 (in thousands):

	2004	2003
Term Loan A due June 30, 2008, variable rate	$ 1,644	$ --
Term Loan B due June 30, 2007, variable rate	9,444	--
Notes payable, secured by property and equipment, 6.0% to 8.4%	4,803	5,057
Less current portion	(4,009)	(567)
	$ 11,882	$ 4,490

On June 30, 2004, we entered into an amended loan and security agreement with a bank. The amended agreement increased available borrowings from $35.0 million to $75.0 million. The agreement is comprised of a $63.3 million, four-year revolving credit facility, which is subject to a borrowing base calculation, a four-year term loan of $1.7 million (Term Loan A) and a three-year term loan of $10.0 million (Term Loan B). We received $11.7 million of cash upon issuance of the term loans on June 30, 2004. As the term loans are repaid, the available revolving credit facility will increase by an equivalent amount, subject to the borrowing base calculation. The agreement provides for issuance of up to $30.0 million of letters of credit, to the extent not utilized for borrowings. Repayment of borrowings under this facility is secured by a first lien on substantially all of our assets. We are required to meet certain financial tests related to minimum tangible net worth and minimum fixed charge coverage ratio. We were in compliance with those covenants at September 30, 2004.

As of September 30, 2004, the covenants were as follows:

Financial Covenant	Period	Requirement	Actual
Minimum tangible net worth	As of September 30, 2004	> $105.2 million	$113.7 million
Minimum fixed charge coverage ratio	April 1, 2004 to September 30, 2004	> 1.15	>1.18
Limitation on capital expenditures	October 1, 2003 to September 30, 2004	< $35.0 million	$24.9 million

The revolving credit facility bears interest at LIBOR plus 1.75% - 2.50% or prime plus 0.00% - 0.25% (4.75% at September 30, 2004), and the term loans bear interest at LIBOR plus 2.00% - 3.50% or prime plus 0.00% - 1.25% (Term Loan A 5.25% and Term Loan B 5.75% at September 30, 2004), depending on our fixed coverage ratio, as defined. We pay a commitment fee of 0.375% of the average unused revolving credit facility and a fee of 1.0% of the average undrawn letters of credit.

On August 2, 2004, we redeemed $29.9 million of 4¾% convertible subordinated notes at a price of 100.68% for cash of $30.1 million. We funded the redemption with cash on hand, revolving credit facility borrowings, and the term loans under the loan and security agreement. The subordinated notes were convertible, at the option of the holders, into shares of common stock at the initial conversion price of $48.20 per share, subject to adjustments in certain events and would have matured on April 1, 2005.

The aggregate future maturities of long-term debt at September 30, 2004, follows (in thousands):

Year	
2005	$ 4,009
2006	4,036
2007	3,504
2008	1,036
2009	254
Thereafter	3,052
Total	$ 15,891

Term Loan B under the loan and security agreement is subject to annual mandatory prepayments of 50% of excess cash flows as defined by the agreement. Only scheduled payments for this three-year loan are reflected above.

CREDIT RISK AND FINANCIAL INSTRUMENTS

Sales to our top five customers accounted for 27.6%, 22.5%, and 24.8% of sales in 2004, 2003, and 2002, respectively. Sales to our largest customer, Wal-Mart Stores, Inc., were approximately 17.4% of revenue in 2004. Accounts receivable from Wal-Mart at September 30, 2004, totaled $14.1 million. Sales to our second largest customer, Kmart Corporation, and its divisions were approximately 3.5% of revenue in 2004. Accounts receivable from Kmart at September 30, 2004, totaled $2.3 million. Sales to our 15 wholesale distributors were approximately 15.5% of revenue in 2004. Accounts receivable from our 15 wholesale distributors at September 30, 2004, totaled $9.5 million, net of allowances.

Cash equivalents consist of $7.7 million of investments in overnight reverse repurchase agreements at September 30, 2004. Repurchase agreements are collateralized at 102% of securities provided as collateral by the counterparty bank. The bank provides securities with a market value at least equal to the funds held by the bank under the underlying repurchase agreement.

During part of the year we used a derivative as part of our risk management strategy related to a portion of our exposure to currency fluctuations on intercompany advances to our German subsidiary, denominated in dollars, for which the euro exchange rate gain or loss is included in operations. These advances totaled $16.3 million at September 30, 2004. We had entered into foreign currency forward contracts designed to partially offset the effect changes in the euro exchange rate have on earnings related to these advances. These forward contracts did not qualify for hedge accounting and were recorded on the balance sheet at fair value. Changes in fair value were recorded each period in foreign exchange gains (losses). We realized $0.3 million of losses on contracts, which settled at maturity in 2004.

SHAREHOLDERS' EQUITY

As of September 30, 2004, options on 231,769 shares of common stock were available for grant to key employees, consultants, independent contractors, and non-employee directors under the 1998 Non-Qualified Stock Option Plan and the 2000 Stock Option Plan, as approved by shareholders. The stock option plans allow awards in the form of incentive stock options, non-statutory stock, stock appreciation rights, and shares of common stock. In October 2001, the board of directors amended the 2000 Stock Option Plan and increased the number of shares issuable under the plan from 7% of issued common shares not to exceed 2 million shares, to 13% of issued common shares not to exceed 3 million shares. The shareholders approved this amendment. The board also increased the number of shares reserved for issuance under the 2000 Stock Option Plan, from 2.0 million shares to 3.0 million shares. At September 30, 2004, the shares reserved for issuance under the expired 1993 Stock Option Plan, the 1998 Non-Qualified Stock Option Plan and the 2000 Stock Option Plan totaled 2.4 million shares. In addition, there are options on 80,000 shares of common stock outstanding outside these plans.

Stock option plan activity and data follows:

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,222,673	$ 20.86	1,780,716	$ 20.58	1,764,029	$ 13.50
Granted	395,000	14.83	744,500	18.83	507,000	39.18
Exercised	(52,336)	3.72	(129,986)	5.78	(437,641)	14.76
Canceled	(276,667)	24.40	(172,557)	20.62	(52,672)	10.87
Outstanding at end of year	2,288,670	$ 19.78	2,222,673	$ 20.86	1,780,716	$ 20.58
Outstanding exercisable at end of year	1,527,315	$ 18.99	1,004,808	$ 19.28	626,355	$ 18.18
Options available for grant at end of year	231,769		337,556		913,189	
Weighted average fair value of options granted in the year		$ 6.38		$ 6.81		$ 15.23

Options outstanding and exercisable by price range as of September 30, 2004, are as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$ 2.38 – $ 8.77	438,941	6.3	$ 5.17	438,941	$ 5.17
8.78 – 17.54	418,393	7.7	13.62	186,726	12.11
17.55 – 26.30	814,503	7.9	18.75	476,493	19.43
26.31 – 35.07	201,500	5.2	26.97	136,497	26.95
35.08 – 43.84	415,333	7.2	39.97	288,658	39.98
2.38 – 43.84	2,288,670	7.2	$ 19.78	1,527,315	$ 18.99

In 2004, we issued options and warrants to purchase a total of 35 thousand shares of common stock in connection with license agreements, at an average exercise price of $14.74 per share. The warrants had a fair market value of $0.1 million as estimated by the Black-Scholes option pricing method (average assumed volatility 45.70%, risk-free rate 2.17%, annual rate of dividends 1.00%, and term of 1.6 years). Issuance resulted in increases in additional paid-in-capital and intangible assets.

In 2002, we issued warrants to purchase a total of 200 thousand shares of common stock in connection with license agreements, at an average exercise price of $28.06 per share. The warrants had a fair market value of $2.2 million as estimated by the Black-Scholes option pricing method (average assumed volatility 48.51%, risk-free rate 3.99% and term of 5.0 years). Issuance resulted in increases in additional paid-in-capital and intangible assets.

A total of 1.8 million shares of our common stock are reserved for sale to employees under the Action Performance Companies, Inc. 1999 Employee Stock Purchase Plan. The plan allows eligible employees to purchase shares of common stock at the lesser of 85% of the fair value of such shares at the beginning or end of each semi-annual offering period. Purchases are limited to 15% of an employee's eligible compensation, subject to a maximum limitation. Share purchases occur semi-annually and have been less than 25 thousand shares in 2004, 2003 and 2002.

In October 2002, under a one-year program approved by the Board of Directors, 110 thousand shares of our common stock were purchased at a price of $18.39 per share. At this time we do not have approval by the Board of Directors to purchase our common stock in the open market or in privately negotiated transactions.

EMPLOYEE BENEFITS

Our defined contribution plan qualifies as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code and is available to substantially all domestic employees. Participating employees may defer all or a portion of their pre-tax compensation, subject to certain limitations. Effective October 1, 2003, the plan provides for employer matching contributions, which fully match each dollar contributed by an employee, up to a maximum of 3% of the employee's defined compensation and 50% of each dollar contributed by an employee between 3% and 5%, of the employee's defined compensation. In 2003 and 2002, the plan had provided for an employer matching contribution of 50% of each dollar contributed by the employee, up to a maximum of 2% of the employee's defined compensation. The plan also provides for an annual employer profit sharing contribution in such amounts as the Board of Directors may determine. In 2004, 2003 and 2002, employer-matching contributions expensed totaled $604 thousand, $188 thousand, and $158 thousand.

EARNINGS PER COMMON SHARE

Reconciliations of the numerators and denominators in the EPS computations for net income follow (in thousands):

	2004	2003	2002
NUMERATOR:			
Basic – net income	$ 540	$ 24,227	$ 44,947
Effect of dilutive 4¾% convertible subordinated notes, tax affected interest	--	--	1,497
Diluted – adjusted net income before assumed conversions	$ 540	$ 24,227	$ 46,444
DENOMINATOR:			
Basic – weighted average shares	18,328	17,856	17,565
Effect of dilutive stock options and warrants	272	403	721
Effect of dilutive 4¾% convertible subordinated notes	--	--	945
Diluted – adjusted weighted average shares and assumed conversion of 4¾% convertible subordinated notes	18,600	18,259	19,231

The impact of certain options and warrants outstanding for the purchase of 1.8 million, 1.3 million, and 0.5 million shares of common stock at average prices of $25.66, $30.45, and $39.90 per share, were not included in the calculation of diluted EPS for 2004, 2003, and 2002, because to do so would be antidilutive. The options and warrants had exercise prices greater than the average market price of the common stock in 2004, 2003, and 2002, but could potentially dilute EPS in the future. The impacts of outstanding 4¾% convertible subordinated notes were not included in the calculation of diluted EPS for 2004 and 2003, because to do so also would have been antidilutive.

INCOME TAXES

We provide for income taxes under SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

A reconciliation of the federal income tax rate to the Company's effective rate follows:

	2004	2003	2002
Statutory federal rate	34%	35%	35%
State taxes, net of federal benefit	(2)	2	2
Foreign incremental rate	28	2	1
Valuation allowances and other	6	(3)	--
	66%	36%	38%

Income taxes, consists of the following (in thousands):

	2004	2003	2002
Current:			
Federal	$ 139	$ 8,050	$ 24,440
State	(6)	265	2,371
Foreign	1,818	1,830	928
	1,951	10,145	27,739
Deferred:			
Federal	(1,044)	1,842	(1,196)
State	(48)	256	14
Foreign	207	1,256	1,049
	(885)	3,354	(133)
Income taxes	$ 1,066	$ 13,499	$ 27,606

The components of deferred taxes at September 30 follow (in thousands):

	2004	2003
Deferred Tax Assets:		
Domestic-		
Inventory cost capitalization	$ 1,190	$ 1,043
Reserves and accruals	10,953	6,815
Deferred compensation	349	314
Intangible asset capitalization	1,795	704
Capital loss carryforwards	745	745
State net operating losses	1,425	1,172
Unrealized loss on investments	27	21
Valuation allowance	(2,225)	(1,972)
Foreign-		
Net operating losses	913	1,451
Valuation allowance	(422)	(1,401)
Net deferred tax assets	14,750	8,892
Deferred Tax Liabilities:		
Domestic-		
Accelerated tax depreciation	(2,087)	(755)
Accelerated tax amortization	(20,990)	(6,540)
Reserves and accruals	(1,810)	(1,824)
Foreign-		
Accelerated tax depreciation	(1,166)	(1,250)
Accelerated tax amortization	(4,580)	(4,046)
Reserves and accruals	(23)	(76)
Unrealized foreign currency gain	(307)	--
Net deferred tax liabilities	(30,963)	(14,491)
Net deferred tax liabilities	$(16,213)	$ (5,599)

SFAS 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset may not be realized. Valuation allowances as of September 30, 2004, include $0.4 million to reserve foreign tax assets for net operating losses generated by German subsidiaries, $1.4 million to fully reserve tax assets for state net operating losses expected to expire before realized and $0.8 million to fully reserve capital loss carryforwards. During 2004, we reduced valuation allowances by $1.0 million because 2004 and 2003 taxable income was sufficient to realize foreign net operating loss tax assets. Valuation allowances as of September 30, 2003, include $1.4 million to reserve foreign tax assets for net operating losses generated by German subsidiaries, $1.2 million to fully reserve tax assets for state net operating losses expected to expire before realized and $0.8 million to fully reserve capital loss carryforwards. During 2002, we reduced valuation allowances by $0.4 million because 2002 taxable income was sufficient to realize state and foreign net operating loss tax assets. Valuation allowances as of September 30, 2002, include $0.8 million to fully reserve a foreign tax asset for net operating losses generated by a German subsidiary, $1.2 million to fully reserve tax assets for state net operating losses expected to expire before realized and $0.8 million to fully reserve capital loss carryforwards. Those capital loss carryforwards of $2.0 million expire $1.0 million in 2005 and $1.0 million in 2006.

Prior to May 2002, undistributed earnings were deemed permanently reinvested. Beginning in May 2002, U.S. federal income taxes have been provided on undistributed earnings of German subsidiaries.

The 2003 income tax provision includes credits of $1.4 million reflecting adjustments of prior tax rates and the release of valuation allowances.

Our U.S. income tax returns for 1998 through 2001 have been examined by the Internal Revenue Service. Certain adjustments, principally related to timing differences as to when expenses are deductible, have been recorded in these financial statements.

SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental cash flow disclosures and non-cash transactions follow (in thousands):

	2004	2003	2002
Supplemental disclosures:			
Interest paid	$ 2,252	$ 2,199	$ 2,705
Income taxes paid	5,070	11,420	27,815
Non-cash transactions:			
Change in fixed asset purchases accrued	3,253	--	--
Common stock issued in acquisitions	547	9,268	2,343
Warrants issued for licenses	110	--	2,903
Shares issued to repurchase debt	--	--	10,153
Change in accrued dividends	(5)	(381)	533

COMMITMENTS AND CONTINGENCIES

Aggregate future minimum guaranteed royalty payments and personal service agreement payments are as follows as of September 30, 2004 (in thousands):

Year	Royalty	Personal Service
2005	$ 19,145	$ 1,514
2006	17,938	843
2007	15,996	379
2008	14,514	135
2009	14,491	135
Thereafter	39,695	68
Total	$ 121,779	$ 3,074

Royalty expense under licenses, including guaranteed minimums, were $58.5 million, $58.4 million and $69.7 million for 2004, 2003 and 2002.

Excluded from above is a commitment to make a payment in connection with a license renewal totaling $5.0 million in 2006 and a commitment to make a payment in connection with a license extension, at the licensor's option, for $2.0 million, in 2007.

Our license agreements and distributor agreements generally contain provisions under which we indemnify and hold harmless licensors and distributors of our products from losses connected with the design, manufacture, or promotion of products. We carry no reserves for such claims and have not experienced any losses related to the design, manufacture, or promotion of our products in the past three years. We are generally indemnified under our manufacturing agreements for such losses connected with the manufacture of products. We also maintain general liability and product liability insurance to cover such losses and have had no related claims activity under those insurance contracts in the last three years.

Aggregate future payments and receipts under noncancellable operating leases and subleases are as follows as of September 30, 2004 (in thousands):

Year	Lease Payments	Sublease Receipts
2005	$ 5,681	$ 603
2006	5,189	469
2007	4,923	342
2008	4,092	--
2009	3,650	--
2010-2018	10,004	--
Total	$ 33,539	$ 1,414

The company's noncancellable operating leases consist primarily of building leases. Principal among these is the lease of our Arizona corporate headquarters, which expires in 2009, with a ten-year renewal option, and the lease of our North Carolina facility that expires in 2018 with four five-year renewal options. Minimum rent is expensed on a straight-line basis over the term of the lease. Any escalation of rent payments relating to increases in construction or acquisition cost of the leased property are included in minimum rent, and payments which depend on an existing index or rate are included in minimum rent based on the index or rate existing at the inception of the lease.

Rent expense recognized for noncancellable operating leases, net of sublease income, totaled $3.9 million, $4.1 million, and $2.1 million for 2004, 2003 and 2002.

Commitments at September 30, 2004, were approximately $1.0 million for property and equipment and $11.6 million of outstanding letters of credit.

We entered into a contractual agreement providing severance benefits to our chairman in the event of a potential change of ownership or termination of employment. Commitments under this arrangement totaled approximately $1.6 million at September 30, 2004.

In the ordinary course of business we are subject to certain lawsuits and asserted and unasserted claims. We believe that the resolution of any such matters will not have a material adverse effect on financial position, results of operations, or cash flows.

In December 2003, we settled a lawsuit, with Dover International Speedway, filed in October 2003 against us in the U.S. District Court for the District of Delaware for $0.9 million.

RELATED PARTY TRANSACTIONS

In September 2002, we sold a building to an independent third party, which had been originally purchased from our chairman in 1999 for $2.1 million. This sale resulted in a $0.4 million loss.

SUBSEQUENT EVENTS

In October 2004, we settled a lawsuit with New Hampshire Speedway, Inc. (NHS), filed in May 2004 against us in the U.S. District Court for the District of New Hampshire for $0.8 million. Selling, general, and administrative expense for 2004 includes an accrual for the settlement of $0.8 million.

During December 2004, we were served with a class action securities lawsuit entitled "The Cornelia Crowell, GST Trust v. Action Performance Companies, Inc., et al.", which was filed in the United States District Court of New Mexico. The complaint names as defendants our Company and certain of our officers, including a former officer. The complaint alleges that we made false and misleading statements concerning our financial results and business during the period from July 23, 2003 to October 22, 2003, resulting in violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The complaint seeks unspecified monetary damages and equitable relief. We dispute the claims and intend to defend the lawsuit vigorously.

Schedule II

ACTION PERFORMANCE COMPANIES, INC.

VALUATION AND QUALIFYING ACCOUNTS

Years Ended September 30, 2004, 2003 and 2002
(in thousands)

Description	Balance at beginning of year	Additions-Charged to costs and expenses	(Charged to) or credited from other accounts	Deductions (A)	Balance at end of year
Allowance for doubtful accounts:					
2004	$ 3,634	$ 6,768	$ 2,440 (B)	$ (3,475)	$ 9,367
2003	2,127	3,121	(1,009) (C)	(605)	3,634
2002	2,141	1,589	(548) (D)	(1,055)	2,127
Other Assets – Allowance for doubtful accounts, long term:					
2004	$ 1,926	$ --	$ (1,926) (E)	$ --	$ --
2003	1,030	--	896 (F)	--	1,926
2002	--	--	1,030 (F)	--	1,030

(A) Amounts indicated as deductions are for amounts charged against these reserves in the ordinary course of business.

(B) Amounts indicated as charged to other accounts represent recoveries of $0.5 million and a reclassification of $1.9 million from allowance for doubtful accounts, long term (Other Assets).

(C) Amounts indicated as charged to other accounts represent a reclassification of ($0.9) million to allowance for doubtful accounts, long term (Other Assets), and ($0.1) million to other liabilities.

(D) Amounts indicated as charged to other accounts represent recoveries of $0.4 million, a reclassification of $(1.0) million to allowance for doubtful accounts, long term (Other Assets), and $0.1 million acquired in the acquisition of Jeff Hamilton Collection, Inc.

(E) Amounts indicated as charged to other accounts represent reclassifications of the allowance for doubtful accounts, long term (Other Assets) to allowance for doubtful accounts.

(F) Amounts indicated as credited from other accounts represent reclassifications of the allowance for doubtful accounts to allowance for doubtful accounts, long-term (Other Assets).

EXHIBIT 21

LIST OF SUBSIDIARIES OF
ACTION PERFORMANCE COMPANIES, INC.
(as of November 17, 2004)

Name of Subsidiary	State or Country of Incorporation or Organization
Action Corporate Services, Inc.	Arizona
Action Performance Holding GmbH	Germany
Action Racing Collectables, Inc.	Arizona
Action Sports Image, L.L.C.	Arizona
APC Europe GmbH (1)	Germany
APC Minichamps GmbH (1)	Germany
Action-McFarlane, LLC (8)	Arizona
AW Acquisition, Corp.	Arizona
Castaway Collectables, L.L.C. (2)	Arizona
Chase Racewear, L.L.C. (2)	North Carolina
Creative Marketing & Promotions, Inc.	North Carolina
Danhausen GmbH (4)	Germany
Funline Merchandise Co., Inc.	California
goracing.com, inc.	Arizona
goracing Interactive Services, Inc.(3)	Arizona
Jeff Hamilton Collection, Inc.	Arizona
McArthur Towel and Sports, Inc.	Arizona
Minichamps GmbH & Co. KG (6)	Germany
Minichamps North America, Incorporated (6)	Florida
Paul's Model Art GmbH & CoKG (7)	Germany
RYP, Inc.	North Carolina
Racing Collectables Club of America, Inc. (5)	Arizona
The Fan Club Company, L.L.C. (3)	Arizona
Trevco Trading Corp.	Arizona

(1) wholly owned subsidiary of Action Performance Holding GmbH
(2) 80% owned subsidiary of Action Performance Companies, Inc.
(3) wholly owned subsidiary of Racing Collectables Club of America, Inc.
(4) 80% owned subsidiary of Action Performance Holding GmbH
(5) wholly owned subsidiary of goracing.com, inc.
(6) wholly owned subsidiary of Paul's Model Art GmbH & CoKG
(7) 80% owned subsidiary of APC Europe GmbH
(8) joint venture with TMP International, Inc.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File Nos. 333-03865, 333-22943, 333-45991, 333-73201, 333-111926) and Form S-8 (File Nos. 33-66980, 33-86230, 333-01874, 333-28717, 333-60321, 333-62576, 333-70354, 333-82879, 333-88114, 333-114246) of Action Performance Companies, Inc. of our report dated December 3, 2004, relating to the consolidated financial statements and financial statement schedule, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
December 10, 2004

EXHIBIT 31.1

CERTIFICATION

I, Fred W. Wagenhals, certify that:

1. I have reviewed this annual report on Form 10-K of Action Performance Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Fred W. Wagenhals
Fred W. Wagenhals
Chief Executive Officer
December 10, 2004

EXHIBIT 31.2

CERTIFICATION

I, David M. Riddiford, certify that:

1. I have reviewed this annual report on Form 10-K of Action Performance Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ David M. Riddiford
David M. Riddiford
Chief Financial Officer
December 10, 2004

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Action Performance Companies, Inc. (the Company) for the year ended September 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Fred W. Wagenhals, Chairman of the Board, President, and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Fred W. Wagenhals
Fred W. Wagenhals
Chief Executive Officer
December 10, 2004

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Action Performance Companies, Inc. (the Company) for the year ended September 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the Report), I, David M. Riddiford, Chief Financial Officer, Secretary and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David M. Riddiford
David M. Riddiford
Chief Financial Officer
December 10, 2004

Board of Directors

Fred W. Wagenhals
Chairman of the Board of Directors
Action Performance Companies, Inc.

Herbert M. Baum § † ^
President and Chief Executive Officer
The Dial Corporation

Edward J. Bauman *
Chairman
Anderson Bauman Tourtellot Vos & Co.

Michael L. Gallagher § †
Chairman Emeritus
Gallagher & Kennedy, P.A.

Dr. Roy A. Herberger, Jr. * †
President Emeritus
Thunderbird, The Garvin School
of International Management

Robert L. Matthews * § †
Chairman
Biltmore Bank of Arizona

Anne L. Mariucci †
General Partner
Inlign Capital Partners

David M. Riddiford
Action Performance Companies, Inc.

Lowell L. Robertson * § †
Retired Partner
Deloitte & Touche LLP

Melodee L. Volosin
Action Performance Companies, Inc.

* Member of Audit Committee
§ Member of Compensation Committee
† Member of Nominating/Corporate Governance Committee
^ Lead Director

Executive Officers

Fred W. Wagenhals
Chairman of the Board, President,
and Chief Executive Officer

Melodee L. Volosin
Chief Operating Officer and
Executive Vice President

David M. Riddiford
Chief Financial Officer, Secretary, and Treasurer



Pictured (left to right): Fred W. Wagenhals, Melodee L. Volosin and David M. Riddiford.

Corporate Office
Action Performance Companies, Inc.
World Headquarters
1480 S. Hohokam Drive
Tempe, AZ 85281
Telephone: (602) 337-3700

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Phoenix, AZ 85004

Transfer Agent and Registrar
American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

Corporate Counsel
Greenberg Traurig, LLP
Phoenix, AZ 85016

Stock Exchange Listing
Common stock trading symbol on the New York Stock Exchange: ATN.

Annual Report to SEC
A copy of the Form 10-K as filed with the Securities and Exchange Commission is available without charge through our Web site at www.action-performance.com.

News releases, annual reports, conference call Webcasts and other information of interest to investors may by obtained at our Web site.

Annual Meeting
The annual meeting of shareholders will be held at 9 a.m. on February 8, 2005, at the Hilton Phoenix Airport Hotel, 2435 South 47th Street, Phoenix, Arizona.

Forward-Looking Statements
Certain statements in this Annual Report are forward-looking statements within the meaning of applicable securities laws. These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this report. These risks include our ability to design and arrange for the timely production and delivery of products and services that achieve market acceptance; our ability to identify popular motorsports licensors and to enter into and maintain mutually satisfactory licensing arrangements with them; our dependence on the popularity of the motorsports industry in general and NASCAR racing in particular; our reliance upon third parties for manufacturing and shipping; risks associated with international operations; general economic conditions and level of customer spending; and numerous other factors identified in our Form 10-K and other filings with the Securities and Exchange Commission.

Certifications
Our Chief Executive Officer and Chief Financial Officer have made financial certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as required, in filings with the Securities and Exchange Commission.



Our Mission

To be the undisputed leader in the innovative design, marketing, sales and distribution of motorsports-themed licensed products.


ACTION
ACTION COLLECTABLES, THE CHOICE of CHAMPIONS